These Consolidated Financial Statements are Originally Issued in Indonesian Language.

PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2000, 2001 And 2002

(Expressed in Rupiah)

Consolidated Financial Statements

With Independent Accountants’ Review Report

Nine Months Ended September 30, 2006 and 2007

PT INDOSAT Tbk

AND SUBSIDIARIES

1

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007

Table of Contents

Page

Independent Accountants’ Review Report

Consolidated Balance Sheets

…………………………………………………………………………...

1 - 4

Consolidated Statements of Income

……………………………………………………………………

5 - 6

Consolidated Statements of Changes in Stockholders’ Equity

………………………………………

7 - 8

Consolidated Statements of Cash Flows

………………………………………………………………

9 - 10

Notes to Consolidated Financial Statements

………………………………………………………….

11 - 101

***************************

This report is originally issued in Indonesian language.

Independent Accountants’ Review Report

Report No. RPC-7984

The Stockholders and Boards of Commissioners and Directors

PT Indosat Tbk

We have reviewed the consolidated balance sheets of PT Indosat Tbk (“the Company”) and Subsidiaries as of September 30, 2006 and 2007, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the nine months then ended. These financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with standards established by the Indonesian Institute of Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Indonesia, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any indications of material modifications that should be made to the consolidated financial statements referred to above in order for them to be in conformity with generally accepted accounting principles in Indonesia.

Purwantono, Sarwoko & Sandjaja

Drs. Hari Purwantono

Public Accountant License No. 98.1.0065

November 9, 2007

The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices to review such financial statements are those generally accepted and applied in Indonesia.

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2007

Notes

2006

2007

(Note 3)

Rp

Rp

US$

ASSETS

CURRENT ASSETS

Cash and cash equivalents

2c,4,30

3,437,962

6,303,937

689,935

Short-term investment - net of

allowance for decline in value

of Rp25,395 in 2006 and 2007

2d

-

-

-

Accounts receivable

2e

Trade

16

Related parties

30

PT Telekomunikasi

Indonesia Tbk (“Telkom”)

- net of allowance for

doubtful accounts of

Rp78,934 in 2006 and

Rp24,965 in 2007

5

62,601

7,347

804

Others - net of allowance

for doubtful accounts of

Rp54,421 in 2006 and

Rp58,933 in 2007

176,145

189,666

20,758

Third parties - net of allowance

for doubtful accounts of

Rp411,151 in 2006 and

Rp295,199 in 2007

6

1,070,313

1,038,270

113,634

Others - net of allowance

   for doubtful accounts of

   Rp31,975 in 2006 and

   Rp16,848 in 2007

30b

18,524

12,370

1,354

Inventories

2f

72,270

114,171

12,495

Derivative assets

2q,33

16,170

20,863

2,283

Advances

28,503

34,408

3,766

Prepaid taxes

7,14

1,013,341

804,062

88,001

Prepaid expenses

2g,2p,29,30

276,046

639,300

69,968

Other current assets

2c,30

24,861

41,253

4,515

Total Current Assets

6,196,736

9,205,647

1,007,513

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2007

Notes

2006

2007

(Note 3)

Rp

Rp

US$

NON-CURRENT ASSETS

Due from related parties - net of

allowance for doubtful

accounts of Rp2,457 in 2006

and Rp2,219 in 2007

2e,30

29,474

47,154

5,161

Deferred tax assets - net

2s,14

54,029

76,000

8,318

Investments in associated

companies - net of allowance

for decline in value of Rp56,300

in 2006 and 2007

2h,8

425

286

31

Other long-term investments - net of

allowance for decline in value of

Rp99,977 in 2006 and 2007

2h,9

2,730

2,730

299

Property and equipment

2i,2j,2o,

10,16,24

Carrying value

39,960,407

47,405,639

5,188,316

Accumulated depreciation

(15,933,192

)

(19,550,481

)

(2,139,705

)

Impairment in value

(98,611

)

(98,611

)

(10,793

)

Net

23,928,604

27,756,547

3,037,818

Goodwill and other

intangible assets - net

2k,11

2,736,499

2,391,255

261,711

Long-term receivables

30b

104,955

100,990

11,053

Long-term prepaid pension - net

of current portion

2p,29,30

235,664

213,345

23,350

Long-term advances

12,30

226,736

1,007,777

110,296

Others

2c,2g,30

317,160

460,711

50,423

Total Non-current Assets

27,636,276

32,056,795

3,508,460

TOTAL ASSETS

33,833,012

41,262,442

4,515,973

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2007

Notes

2006

2007

(Note 3)

Rp

Rp

US$

LIABILITIES AND

STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable - trade

Related parties

30

16,867

8,932

978

Third parties

249,501

348,052

38,093

Procurement payable

13,30

3,232,550

4,580,142

501,274

Taxes payable

2s,14

107,687

302,576

33,116

Accrued expenses

15,29,30

1,035,488

1,392,522

152,404

Unearned income

2n

613,844

785,999

86,024

Deposits from customers

87,467

91,145

9,975

Derivative liabilities

2q,33

114,262

197,664

21,633

Current maturities of:

Loans payable

2l,16

130,386

257,180

28,147

Bonds payable

2l,17

5,526

1,050,000

114,917

Other current liabilities

30

29,863

79,325

8,682

Total Current Liabilities

5,623,441

9,093,537

995,243

NON-CURRENT LIABILITIES

Due to related parties

30

19,555

23,613

2,584

Deferred tax liabilities - net

2s,14

1,162,832

1,412,124

154,550

Loans payable - net of current

maturities

2l,16

Related parties

30

634,248

715,000

78,253

Third parties

922,614

1,336,414

146,265

Bonds payable - net of current

maturities

2l,17

9,897,946

11,802,993

1,291,780

Other non-current liabilities

18,29,30

627,928

636,667

69,680

Total Non-current Liabilities

13,265,123

15,926,811

1,743,112

TOTAL LIABILITIES

18,888,564

25,020,348

2,738,355

MINORITY INTEREST

2b

225,471

297,116

32,518

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2007

Notes

2006

2007

(Note 3)

Rp

Rp

US$

STOCKHOLDERS’ EQUITY

Capital stock - Rp100 par value

per A share and B share

Authorized - 1 A share and

19,999,999,999 B shares

Issued and fully paid - 1 A share

and 5,433,933,499 B shares

in 2006 and 2007

19

543,393

543,393

59,472

Premium on capital stock

19

1,546,587

1,546,587

169,266

Difference in transactions of equity

changes in associated

companies/subsidiaries

2h

403,812

403,812

44,195

Difference in foreign currency

translation

2b

338

3,338

365

Retained earnings

Appropriated

66,157

80,258

8,784

Unappropriated

12,158,690

13,367,590

1,463,018

TOTAL STOCKHOLDERS’ EQUITY

14,718,977

15,944,978

1,745,100

TOTAL LIABILITIES AND

STOCKHOLDERS’ EQUITY

33,833,012

41,262,442

4,515,973

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2007

Notes

2006

2007

(Note 3)

Rp

Rp

US$

OPERATING REVENUES

        2n,30

Cellular

21,35,36,37

6,641,420

9,146,449

1,001,034

Multimedia, Data Communication,

Internet (‘‘MIDI’’)

22

1,413,351

1,568,223

171,635

Fixed Telecommunication

23,35,36

817,173

1,165,308

127,537

Total Operating Revenues

8,871,944

11,879,980

1,300,206

OPERATING EXPENSES

           2n

Depreciation and amortization

2i,2k,10,11

2,648,523

3,053,861

334,230

Compensation to telecommunications

26

carriers and service providers         30,36,37

281,311

1,238,542

135,552

Personnel

2m,2o,2p,

24,29,30

980,976

1,205,045

131,886

Maintenance

2i,30

412,244

548,436

60,024

Marketing

311,678

510,137

55,832

Administration and general

25,30

454,534

517,571

56,646

Leased circuits

                                     30

130,302

176,479

19,315

Other costs of services

27,30

1,205,419

1,425,498

156,014

Total Operating Expenses

6,424,987

8,675,569

949,499

OPERATING INCOME

2,446,957

3,204,411

350,707

OTHER INCOME (EXPENSES)                2n

Interest income

30

168,587

151,155

16,543

Financing cost

2l,16,17,

28,30

(946,444

)

(1,028,623

)

(112,578

)

Amortization of goodwill

2k,11

(169,880

)

(169,880

)

(18,593

)

Gain (loss) on foreign exchange - net

2q,2r,5,6

175,916

(26,170

)

(2,864

)

Loss on change in fair value

of derivatives - net

2q,33

(238,808

)

(5,742

)

(628

)

Others - net

(61,446

)

(55,250

)

(6,047

)

Other Expenses - Net

(1,072,075

)

(1,134,510

)

(124,167

)

EQUITY IN NET LOSS OF

ASSOCIATED COMPANY

2h,8

(98

)

-

-

INCOME BEFORE INCOME TAX

1,374,784

2,069,901

226,540

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (continued)

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2007

Notes

2006

2007

(Note 3)

Rp

Rp

US$

INCOME TAX EXPENSE

        2s,14

Current

130,812

455,889

49,895

Deferred

287,280

141,079

15,440

Total Income Tax Expense

418,092

596,968

65,335

INCOME BEFORE MINORITY

INTEREST IN NET INCOME

OF SUBSIDIARIES

956,692

1,472,933

161,205

MINORITY INTEREST IN NET

INCOME OF SUBSIDIARIES

2b

(29,523

)

(27,803

)

(3,043

)

NET INCOME

927,169

1,445,130

158,162

BASIC EARNINGS PER SHARE          2u,19,31

172.02

265.95

0.03

DILUTED EARNINGS PER SHARE  2u,19,20,31

170.27

265.95

0.03

BASIC EARNINGS PER ADS

(50 B shares per ADS)                   2u,19,31

8,600.90

13,297.27

1.46

DILUTED EARNINGS PER ADS       2u,19,20,31

8,513.36

13,297.27

1.46

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

 (Expressed in millions of rupiah)

Nine Months Ended September 30, 2006

Difference in

Transactions

Difference

Capital Stock -

of Equity Changes

in Foreign

Retained Earnings

Issued and

Premium on

in Associated

Stock

Currency

Description

Notes

Fully Paid

Capital Stock

Companies/Subsidiaries

Options

Translation

Appropriated

Unappropriated

Total

Balance as of January 1, 2006

535,617

1,178,274

403,812

90,763

228

49,922

12,056,712

14,315,328

Issuance of capital stock resulting from the exercise of Employee Stock Option

Program (“ESOP”) Phase II

19,20,24

7,776

368,313

-

(90,763)

-

-

-

285,326

Increase in difference in foreign currency translation arising from the translation of the financial statements of  Indosat Finance Company B.V. and Indosat

International Finance Company B.V. from euro, and Indosat Singapore Pte. Ltd.

from U.S. dollar  to rupiah - net of  applicable income tax expense of Rp20, Rp21 and Rp7, respectively

2b

-

-

-

-

110

-

-

110

Resolution during the Annual Stockholders’ General Meeting on June 29, 2006

Declaration of cash dividend

32

-

-

-

-

-

-

(808,956

)

(808,956

)

Appropriation for reserve fund

32

-

-

-

-

-

16,235

(16,235

)

-

Net income for the period

-

-

-

-

-

-

927,169

927,169

Balance as of September 30, 2006

543,393

1,546,587

403,812

-

338

66,157

12,158,690

14,718,977

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

 (Expressed in millions of rupiah)

Nine Months Ended September 30, 2007

Difference in

Transactions

Difference

Capital Stock -

of Equity Changes

in Foreign

Retained Earnings

Issued and

Premium on

in Associated

Currency

Description

Notes

Fully Paid

Capital Stock

Companies/Subsidiaries

Translation

Appropriated

Unappropriated

Total

Balance as of January 1, 2007

543,393

1,546,587

403,812

182

66,157

12,641,614

15,201,745

Increase in difference in foreign currency translation arising from the translation of the financial statements of Indosat Finance Company B.V. and Indosat

International Finance Company B.V. from euro, and Indosat

Singapore Pte. Ltd. from U.S. dollar  to rupiah - net of  applicable income tax expense of  Rp677, Rp665 and Rp11, respectively

2b

-

-

-

3,156

-

-

3,156

Resolution during the Annual Stockholders’ General Meeting on June 5, 2007

Declaration of cash dividend

32

-

-

-

-

-

(705,053

)

(705,053

)

Appropriation for reserve fund

32

-

-

-

-

14,101

(14,101

)

-

Net income for the period

-

-

-

-

-

1,445,130

1,445,130

Balance as of September 30, 2007

543,393

1,546,587

403,812

3,338

80,258

13,367,590

15,944,978

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar)

                    2007

Notes

             2006

              2007

          (Note 3)

                Rp

               Rp

             US$

CASH FLOWS FROM OPERATING ACTIVITIES

Cash received from:

Customers

8,847,111

12,036,908

1,317,381

Refund of taxes

7

-

194,656

21,304

Interest income

171,152

147,539

16,147

Income from early termination of currency

forward contract

33l,33r

-

3,702

405

Swap income from interest rate swap contracts

33s,33t

3,860

1,386

152

Cash paid for:

Employees, suppliers and others

(3,525,689

)

(5,351,393

)

(585,684)

Financing cost

(851,831

)

(912,613

)

(99,881)

Taxes

(302,163

)

(312,935

)

(34,249

)

Swap cost from cross currency

swap contracts

33a,33c-33k

(47,079

)

(57,600

)

(6,304

)

Net Cash Provided by Operating Activities

4,295,361

5,749,650

629,271

CASH FLOWS FROM INVESTING ACTIVITIES

Capital contribution by minority interest in a

subsidiary

1d

31,795

47,684

5,219

Dividend income received from

long-term investment

9

-

40,105

4,389

Proceeds from sale of property and equipment

10

972

346

38

Acquisitions of property and equipment

10

(4,174,151

)

(4,541,708

)

(497,068

)

Increase in long-term advances for purchase

of property and equipment

-

(794,006

)

(86,900

)

Proceeds from sale of short-term investment

47,587

-

-

Acquisition of intangible asset

11

(320,000

)

-

-

Net Cash Used in Investing Activities

(4,413,797

)

(5,247,579

)

(574,322

)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from bonds payable

17

31,150

3,000,000

328,336

Proceeds from long-term loans

16

357,367

2,050,863

224,457

Repayment of long-term loans

16

(33,900

)

(1,328,946

)

(145,447)

Cash dividend paid by the Company

32

(808,607

)

(705,053

)

(77,165)

Swap cost from cross currency swap contract

33b

(29,817

)

(31,331

)

(3,429

)

Cash dividend paid by subsidiaries to minority interest

(7,306

)

(9,795

)

(1,072

)

Increase in restricted cash and cash equivalents

(1,024

)

(6,385

)

(699

)

Proceeds from exercise of ESOP Phase II

20

287,910

-

-

Repayment of bonds payable

17

(956,644

)

-

-

Net Cash Provided by (Used in) Financing Activities

(1,160,871

)

2,969,353

324,981

NET INCREASE (DECREASE) IN CASH AND

CASH EQUIVALENTS

(1,279,307

)

3,471,424

379,930

CASH AND CASH EQUIVALENTS AT BEGINNING

OF PERIOD

4,717,269

2,807,260

307,241

BEGINNING BALANCE OF CASH AND

CASH EQUIVALENTS OF A SUBSIDIARY

1d

-

25,253

2,764

CASH AND CASH EQUIVALENTS AT END

OF PERIOD

4

3,437,962

6,303,937

689,935

DETAILS OF CASH AND CASH EQUIVALENTS:

Cash on hand and in banks

227,299

232,416

25,437

Time deposits with original maturities

of three months or less

3,210,663

6,071,521

664,498

Cash and cash equivalents as stated

in the consolidated balance sheets

3,437,962

6,303,937

689,935

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar)

                    2007

Notes

             2006

              2007

          (Note 3)

                Rp

               Rp

             US$

SUPPLEMENTAL CASH FLOWS INFORMATION:

Transactions not affecting cash flows:

Acquisition of property and equipment

on account credited to procurement

payable

641,823

1,211,271

132,568

Unpaid PT Aplikanusa Lintasarta’s

cash dividend to minority interest

4,231

4,412

483

Acquisition of property and equipment

credited to long-term advance

100,615

-

-

Premium on capital stock

88,179

-

-

Stock options

(90,763

)

-

-

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL

a.

Company’s Establishment

PT Indosat Tbk (“the Company”) was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. In 1980, the Company was sold to the Government of the Republic of Indonesia and became a State-owned Company (Persero).

On February 7, 2003, the Company received the approval from the Capital Investment Coordinating Board (BKPM) in its letter No. 14/V/PMA/2003 for the change of its legal status from a State-owned Company (Persero) into a Foreign Capital Investment Company. Subsequently, on March 21, 2003, the Company received the approval from the Ministry of Justice and Human Rights of the Republic of Indonesia on the amendment of its Articles of Association to reflect the change of its legal status.

The Company’s Articles of Association has been amended from time to time. The latest amendment was covered by notarial deed No. 38 dated November 9, 2006 of Aulia
Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) concerning the change in the number of the Company’s issued and fully paid capital stock. The latest amendment of the Company’s Articles of Association has been reported to and accepted by the Ministry of Law and Human Rights of the Republic of Indonesia based on its letter No. W7.HT.01.04.4134 dated November 28, 2006.

According to article 3 of its Articles of Association, the Company shall engage in providing telecommunications networks and/or services as well as informatics business by conducting the following activities:

•

Provision of telecommunications networks and/or services and informatics business

•

Planning of services, construction of infrastructure and provision of telecommunications and informatics business facilities, including supporting resources

•

Carrying out operational services (comprising the marketing and sale of telecommunications networks and/or services and informatics business provided by the Company), maintenance, research and development of telecommunications and informatics business infrastructure and/or facilities, and providing education and training (both locally and overseas)

•

Engaging in services which are relevant to the development of telecommunications networks and/or services and informatics business.

The Company started its commercial operations in 1969.

Based on Law No. 3 of 1989 on Telecommunications and pursuant to Government Regulation No. 77 of 1991, the Company had been re-confirmed as an Operating Body (“Badan Penyelenggara”) that provided international telecommunications service under the authority of the Government.

In 1999, the Government issued Law No. 36 on Telecommunications (“Telecommunications Law”) which took effect on September 8, 2000. Under the Telecommunications Law, telecommunications activities cover:

•

Telecommunications networks

•

Telecommunications services

•

Special telecommunications services.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

National state-owned companies, regional state-owned companies, privately owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

The Telecommunications Law prohibits activities that result in monopolistic practices and unhealthy competition, and expects to pave the way for market liberalization.

Based on the Telecommunications Law, the Company ceased as an Operating Body and has to obtain licenses from the government for the Company to engage in the provision of specific telecommunication networks and services.

On August 14, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an in-principle license as a nationwide Digital Communication System (“DCS”) 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the exclusivity rights on international telecommunications services given to the Company prior to the granting of such license. On August 23, 2001, the Company obtained the operating license from the Ministry of Communications. Subsequently, based on Decree No. KP.247 dated November 6, 2001 issued by the Ministry of Communications, the operating license was transferred to the Company’s subsidiary, PT Indosat Multi Media Mobile (see “e” below).

On September 7, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its exclusivity rights on international telecommunications services. On the other hand, Telkom was granted an in-principle license for international telecommunications services as compensation for the early termination of Telkom’s rights on local and domestic long-distance telecommunications services.

Based on a letter dated August 1, 2002 from the Ministry of Communications, the Company was granted an operating license for fixed local telecommunication network covering Jakarta and Surabaya. This operating license was converted to become a national license on April 17, 2003 based on Decree No. KP.130 Year 2003 of the Ministry of Communications. The values of the above licenses granted to Telkom and the Company on the termination of their exclusive rights on local/domestic and international telecommunications services, respectively, have been determined by an independent appraiser.

Based on Announcement No. PM.2 Year 2004 dated March 30, 2004 of the Ministry of Communications regarding the Commencement of Restructuring of the Telecommunications Sector, the Company should pay to the Government the amount of Rp178,000 after tax as a result of the early termination of its exclusivity rights. In turn, the payment of any liability of the Company as a result of the early termination will be settled by the Government which is coordinated by the Ministry of State-owned Enterprises. This is in line with Article IX of a Shares Purchase Agreement dated December 15, 2002 between the Government of the Republic of Indonesia and Indonesia Communications Limited (“ICL”) (Note 19), whereby the Government agreed to undertake and covenant with ICL that it shall pay on behalf of the Company any liability, amount or claim required to be paid or suffered by the Company in relation to the surrender of above exclusivity rights.

On June 28, 2001, the Government of the Republic of Indonesia, through the Directorate General of Posts and Telecommunications, granted the Company an in-principle license for Voice over Internet Protocol (“VoIP”) service. On April 26, 2002, the Company was granted an operating license for VoIP with national coverage. The Company’s operating license for VoIP will be evaluated every 5 years from the date of issuance.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

On March 15, 2004, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an operating license for nationwide closed fixed communications network (e.g. Very Small Aperture Terminal or “VSAT”, frame relay, etc.) and Global System for Mobile Communication (“GSM”) cellular mobile network (including its basic telephony services). Subsequently, on May 21, 2004, the Government, through the Ministry of Communications, also granted the Company an operating license for fixed network and basic telephony services which covers the provision of local, national long-distance, and international long-distance telephony services. The licenses granted are subject to certain minimum development and operating performance requirements. These aforementioned licenses replaced the various licenses and rights previously granted to the Company by the Government.

On October 18, 2004, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an in-principle license for third generation (3G) mobile communications technology.

Based on Decree No. 19/KEP/M.KOMINFO/02/2006 dated February 14, 2006 of the Ministry of Communications and Information Technology, the Company has been determined as one of the winners in the selection of IMT-2000 cellular network providers using 2.1 GHz radio frequency spectrum (known as “3G”) for 1 block (2 x 5 MHz) of frequency. As a winner, the Company was obliged, among others, to pay the upfront fee of Rp320,000 (Note 11) and radio frequency fee.

Based on Decree No. 102/KEP/M.KOMINFO/10/2006 dated October 11, 2006, the Government of the Republic of Indonesia, through the Ministry of Communications and Information Technology, amended the previous ministerial decree dated March 15, 2004 on the Company’s license on GSM cellular mobile network in order to include the rights and obligations of 3G services.

Based on Decree No. 181/KEP/M.KOMINFO/12/2006 dated December 12, 2006 of the Ministry of Communications and Information Technology regarding 800 MHz Frequency Channels Allocation for Local Fixed Wireless Network Services with Limited Mobility and GSM Cellular Mobile Network, the Company has been granted two nationwide frequency channels, i.e., channels 589 and 630 in the 800 MHz spectrum for Local Fixed Wireless Network Services with Limited Mobility.

The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has 8 regional offices located in Jakarta, Bandung, Semarang, Surabaya, Medan, Palembang, Balikpapan and Makassar.

b.

Company’s Public Offerings

All of the Company’s B shares have been registered with and traded on the Jakarta Stock Exchange and Surabaya Stock Exchange since 1994. The Company’s American Depositary Shares (ADS, each representing 50 B shares) have also been traded on the New York Stock Exchange since 1994.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

c.

Employees, Directors, Commissioners and Audit Committee

Based on resolutions of the Annual Stockholders’ General Meetings held on June 29, 2006 and June 5, 2007 which are notarized under Deed No. 175 and No. 11, respectively, of Aulia
Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same dates, the composition of the Company’s Board of Commissioners and Board of Directors as of September 30, 2006 and 2007, respectively, is as follows:

2006

2007

President Commissioner

Peter Seah Lim Huat

Peter Seah Lim Huat

Commissioner

Lee Theng Kiat

Lee Theng Kiat

Commissioner

Sio Tat Hiang

Sio Tat Hiang

Commissioner

Sum Soon Lim

Sum Soon Lim

Commissioner

Roes Aryawijaya

Roes Aryawijaya

Commissioner

Setyanto P. Santosa

Setyanto P. Santosa

Commissioner

-

Sheikh Mohammed Bin

     Suhaim Hamad  Al-Thani

Commissioner

Lim Ah Doo*

Lim Ah Doo*

Commissioner

Farida Eva Riyanti Hutapea*

DR. Setio Anggoro Dewo*

Commissioner

Soeprapto S. IP*

Soeprapto S. IP*

* Independent commissioner

2006

2007

President Director

-**

Johnny Swandi Sjam

Deputy President Director

Kaizad Bomi Heerjee

Kaizad Bomi Heerjee

Finance Director

Wong Heang Tuck

Wong Heang Tuck

Corporate Services Director

S. Wimbo S. Hardjito

Wahyu Wijayadi

Information Technology

Director

Joseph Chan Lam Seng

Roy Kannan

Jabotabek and Corporate

Sales Director

Johnny Swandi Sjam

Fadzri Sentosa

Regional Sales Director

Wityasmoro Sih Handayanto

Syakieb A. Sungkar

Marketing Director

Wahyu Wijayadi

Guntur S. Siboro

Network Director

Raymond Tan Kim Meng

Raymond Tan Kim Meng

** In the absence of a President Director, the tasks of the President Director had been carried out by the Deputy President Director.

The composition of the Company’s Audit Committee as of September 30, 2006 and 2007 is as follows:

2006

2007

Chairman

Lim Ah Doo

Lim Ah Doo

Member

Farida Eva Riyanti Hutapea

DR. Setio Anggoro Dewo

Member

Soeprapto S. IP

Soeprapto S. IP

Member

Achmad Rivai

Achmad Rivai

Member

Achmad Fuad Lubis

Achmad Fuad Lubis

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

c.

Employees, Directors, Commissioners and Audit Committee (continued)

The Company and its subsidiaries (collectively referred to hereafter as “the Companies”) have approximately 7,818 and 7,689 employees, including non-permanent employees, as of
September 30, 2006 and 2007, respectively.

d.

Structure of the Company’s Subsidiaries

The Company has direct and indirect ownership in the following subsidiaries:

Start of

Percentage of Ownership (%)

Commercial

Name of Subsidiary

Location

Principal Activity

Operations

2006

2007

Indosat Finance Company B.V.

Amsterdam

Finance

2003

100.00

100.00

Indosat International Finance

     Company B.V.

Ámsterdam

Finance

2005

100.00

100.00

Indosat Singapore Pte. Ltd.

Singapore

Telecommunications

2005

100.00

100.00

PT Indosat Mega Media

Jakarta

Multimedia

2001

99.85

99.85

PT Satelindo Multi Media

Jakarta

Multimedia

1999

99.60

99.60

PT Aplikanusa Lintasarta

Jakarta

Data Communication

1989

72.36

72.36

PT Starone Mitra Telekomunikasi

Semarang

Telecommunications

2006

14.60

55.36

PT Artajasa Pembayaran Elektronis

Jakarta

Telecommunications

2000

39.80

39.80

Satelindo International Finance B.V.

Amsterdam

Finance

1996

100.00

-*

Total Assets

(Before Eliminations)

          Name of Subsidiary

       2006

          2007

Indosat Finance Company B.V.

2,880,924

2,854,424

Indosat International Finance Company B.V.

2,377,610

2,356,137

Indosat Singapore Pte. Ltd.

5,718

8,332

PT Indosat Mega Media

594,747

641,845

PT Satelindo Multi Media

10,690

10,690

PT Aplikanusa Lintasarta

1,014,535

1,010,725

PT Starone Mitra Telekomunikasi

36,460

170,297

PT Artajasa Pembayaran Elektronis

86,588

92,167

Satelindo International Finance B.V.

8,526

-*

* liquidated in January 2007

Indosat Finance Company B.V. (“IFB”)

IFB was incorporated in Amsterdam (the Netherlands) on October 13, 2003. IFB is a company which is involved in the activities of a financing business; borrowing/lending/raising funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness; granting guarantees; and trading in currencies, securities and items of property in general. In October 2003, IFB issued guaranteed notes which are due in 2010 (Note 17).

Based on an IFB shareholder’s resolution dated February 20, 2006, the Company made additional capital injection of EUR2,000,000 (equivalent to Rp23,352) to IFB on August 31, 2006.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

Indosat International Finance Company B.V. (“IIFB”)

IIFB was incorporated in Amsterdam (the Netherlands) on April 27, 2005. IIFB is a company which is involved in the activities of a financing business; borrowing/lending/raising funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness; granting guarantees; and trading in currencies, securities and items of property in general. In June 2005, IIFB issued guaranteed notes which are due in 2012 (Note 17).

Based on an IIFB shareholder’s resolution dated February 20, 2006, the Company made additional capital injection of EUR2,000,000 (equivalent to Rp23,352) to IIFB on August 31, 2006.

Indosat Singapore Pte. Ltd. (“ISP”)

ISP was incorporated in Singapore on December 21, 2005 to engage in telecommunication services.

Based on an ISP shareholder’s resolution dated April 20, 2006, the Company agreed to make capital injection in ISP totalling US$650 (equivalent to SGD1,075,750). The Company transferred in full such amount to ISP’s bank account on April 26, 2006.

PT Indosat Mega Media (“IMM”)

IMM is engaged in providing multimedia services and creating multimedia products and programs.

PT Satelindo Multi Media (“SMM”)

SMM was established in 1999 to engage in various activities including telecommunications services. SMM has a preliminary license to operate as a multimedia service provider and a license to operate as an internet service provider.

Based on a circular resolution of SMM’s shareholders, SMM would be subject to liquidation effective May 5, 2006. As of September 30, 2007, such liquidation has not yet been finalized.

PT Aplikanusa Lintasarta (“Lintasarta”)

Lintasarta is engaged in system data communications services, network applications services which include providing physical infrastructure and software application, and consultation services in data communications and information system for banking and other industries.

On June 3, 2007, the Company and Lintasarta’s other stockholders converted their respective investments in Lintasarta’s convertible bonds into Lintasarta’s common stock. Such conversion did not change the percentage of the Company’s ownership in Lintasarta (Note 17).

As of September 30, 2006 and 2007, the Company has 72.36% ownership in Lintasarta, which has 55% ownership in PT Artajasa Pembayaran Elektronis.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

PT Starone Mitra Telekomunikasi (“SMT”)

SMT was established on June 15, 2006 in Semarang, Central Java, by the Company,
PT Sarana Pembangunan Jawa Tengah, PT Dawamiba Engineering and PT Trikomsel Multimedia to engage in construction and operation of fixed wireless access network using Code Division Multiple Access (CDMA) 2000-1x technology for Central Java and its surrounding areas.

Based on an amendment dated August 23, 2006 to SMT’s Articles of Association, the Company contributed Rp51,302 to the capital of SMT that consisted of Rp5,779 cash and Rp45,523 in-kind contributions, which were made in August 2006 and May 2007, respectively.

Furthermore, based on the latest amendment dated April 24, 2007 to SMT’s Articles of Association, the Company made additional cash capital injection amounting to Rp49,728, which was done on May 16, 2007. Based on such Articles of Association, the Company has 51.00% ownership in SMT. However, one of the stockholders decided not to make its additional cash capital injection as required. As a result, the Company’s ownership increased to 55.36%.

Based on the minutes of SMT’s Extraordinary Stockholders’ Meeting held on July 30, 2007, the stockholders approved the increase in the Company’s ownership from 51.00% to 55.36% as a result of a stockholder’s decision, as discussed above, not to exercise its pre-emptive right to subscribe to the increase in SMT’s capital stock.

PT Artajasa Pembayaran Elektronis (“APE”)

APE is engaged in telecommunication and information services.

Satelindo International Finance B.V. (“SIB”)

SIB was incorporated in Amsterdam (the Netherlands) in 1996. SIB is a financing company that only facilitates borrowings of PT Satelit Palapa Indonesia (“Satelindo” - see Note 1e) from third parties and is not involved in any other activity. In May 2000, SIB issued Guaranteed Floating Rate Bonds. In October 2003, Satelindo repaid its borrowings from SIB by using the proceeds from the Company’s capital contributions.

In the SIB shareholder’s meeting conducted on March 28, 2006, the shareholder agreed to start SIB’s voluntary liquidation process on April 1, 2006.

Based on an online extract from the Dutch Chamber of Commerce, the registration of SIB ended on January 17, 2007. Consequently, the liquidation process of SIB has been officially recognized since that date.

e.

Merger of the Company, Satelindo, Bimagraha and IM3

Based on Merger Deed No. 57 dated November 20, 2003 (“merger date”) of Poerbaningsih Adi Warsito, S.H., the Company, Satelindo, PT Bimagraha Telekomindo (“Bimagraha”) and PT Indosat Multi Media Mobile (“IM3”) agreed to merge, with the Company as the surviving entity. All assets and liabilities owned by Satelindo, Bimagraha and IM3 were transferred to the Company on the merger date. These three companies were dissolved by operation of law without the need to undergo the regular liquidation process.

The names “Satelindo” and “IM3” in the following notes refer to these entities before they were merged with the Company, or as the entities that entered into contractual agreements that were taken over by the Company as a result of the merger.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies adopted by the Companies conform with generally accepted accounting principles in Indonesia. The significant accounting principles applied consistently in the preparation of the consolidated financial statements for the nine months ended September 30, 2006 and 2007 are as follows:

a.

Basis of Consolidated Financial Statements

The consolidated financial statements are presented using the historical cost basis of accounting, except for inventories which are stated at the lower of cost or net realizable value, derivative instruments which are stated at fair value and certain investments which are stated at fair value or net assets value.

The consolidated statements of cash flows classify cash receipts and payments into operating, investing and financing activities. The cash flows from operating activities are presented using the direct method.

The reporting currency used in the consolidated financial statements is the Indonesian rupiah.

b.

Principles of Consolidation

The consolidated financial statements include the Company’s accounts and those of its subsidiaries as follows:

Ownership (%)

2006

2007

IFB

100.00

100.00

IIFB

100.00

100.00

ISP

100.00

100.00

IMM

99.85

99.85

SMM

99.60

99.60

Lintasarta

72.36

72.36

SMT

14.60

55.36

SIB

100.00

-*

* liquidated in January 2007

The consolidated financial statements also include the accounts of APE (Lintasarta’s 55%-owned subsidiary). The accounts of APE in 2006 and 2007 were consolidated because its financial and operating policies were controlled by Lintasarta.

The accounts of IFB, IIFB, ISP and SIB were translated into rupiah amounts at the middle rate of exchange prevailing at balance sheet date for balance sheet accounts and the average rate during the period for profit and loss accounts. The resulting differences arising from the translations of the financial statements of IFB, IIFB, ISP and SIB are presented as part of “Difference in Foreign Currency Translation” under the Stockholders’ Equity section of the consolidated balance sheets.

Minority interest in subsidiaries represents the minority stockholders’ proportionate share in the equity (including net income) of the subsidiaries which are not wholly owned. All significant inter-company transactions and balances are eliminated in consolidation.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.

Cash and Cash Equivalents

Time deposits with original maturities of three months or less at the time of placement are considered as “Cash Equivalents”.

Cash and time deposits which are pledged as collateral for long-term debts, Letter of Credit facilities and bank guarantees are not classified as part of “Cash and Cash Equivalents”. These are presented as part of either “Other Current Assets” or “Non-current Assets - Others”.

d.

Short-term Investment

Mutual fund, which is classified as trading security under Statement of Financial Accounting Standards (“SAK”) 50, is stated at its net assets value at balance sheet date. Unrealized gains (losses) from the changes in net assets value at balance sheet date are credited (charged) to current operations.

e.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on management's evaluation of the collectibility of the accounts at the end of the period.

f.

Inventories

Inventories, which mainly consist of starter packs and pulse reload vouchers, are valued at the lower of cost or net realizable value. Cost is determined using the moving-average method.

g.

Prepaid Expenses

Prepaid expenses, which mainly consist of frequency fee, salaries, rental and insurance, are expensed as the related asset is utilized. The non-current portion of prepaid expenses is shown as part of “Non-current Assets - Others”.

h.

Investments

Investments consist of:

•

Investments in associated companies

Investments in shares of stock wherein the Companies have an equity interest of at least 20% but not exceeding 50% are accounted for under the equity method, whereby the investment cost is increased or decreased by the Companies’ share of the net earnings or losses of the investees since the date of acquisition and decreased by dividends received. Equity in net earnings (losses) is being adjusted for the straight-line amortization over fifteen years of the difference between the cost of such investment and the Companies’ proportionate share in the underlying fair value of the net assets at date of acquisition (goodwill).

If the Companies’ share in the equity of an investee, subsequent to transactions resulting in a change in the equity of the investee, is different from the Companies’ share in the equity of the investee prior to such transactions, the difference is recognized by a credit or charge to “Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries”, net of applicable income tax, after adjusting their equity in the investee to conform with their accounting policies.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h.

Investments (continued)

•

Investments in shares of stock that do not have readily determinable fair value in which the equity interest is less than 20%, and other long-term investments are carried at cost.

•

Investments in equity shares that have readily determinable fair value, which are classified as available-for-sale, are recorded at fair value, in accordance with SAK 50.

i.

Property and Equipment

Property and equipment are stated at cost (which includes capitalization of certain borrowing cost incurred during the construction phase), less accumulated depreciation and impairment in value. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Years

Buildings

15 to 20

Submarine cables

12

Earth stations

10

Inland link

15

Switching equipment

10

Telecommunications peripherals

5

Information technology equipment

3 to 5

Office equipment

5

Building and leasehold improvements

5

Vehicles

5

Cellular technical equipment

10 to 15

Satellite technical equipment

12

Transmission and cross-connection equipment

12

Fixed Wireless Access (“FWA”) technical equipment

10

Landrights are stated at cost.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterment which enhance the asset condition over its initial performance, are capitalized. When properties are retired or otherwise disposed of, their costs and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are recognized in the consolidated statement of income for the period.

Properties under construction and installation are stated at cost. All borrowing costs, which include interest and foreign exchange differentials that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

j.

Impairment of Assets Value

In accordance with SAK 48, “Impairment of Assets Value”, the Companies review whether there is an indication of assets impairment at balance sheet date. If there is an indication of assets impairment, the Companies estimate the recoverable amount of the assets. Impairment loss is recognized as a charge to current operations.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.

Goodwill and Other Intangible Assets

At the time the Company acquires a subsidiary which is not an entity under common control, any excess of the acquisition cost over the Company’s interest in the fair value of the subsidiary’s identifiable assets, net of liabilities, as of acquisition date is recognized as goodwill. Goodwill is amortized using the straight-line method over 15 years.

At the time of acquisition of a subsidiary, any intangible assets recognized are amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years

Customer base

-  Prepaid

6

-  Post-paid

5

Spectrum license

5

Brand

8

Upfront fee in connection with the license to use 2.1 GHz radio frequency bandwidth (Note 1a) is amortized using the straight-line method over 10 years.

The Company reviews the carrying amount of goodwill and other intangible assets whenever events or circumstances indicate that their value is impaired. Impairment loss is recognized as a charge to current operations.

l.

Debt and Bonds Issuance Costs

Expenses incurred in connection with the issuance of debt and bonds are deducted from the proceeds thereof. The difference between the net proceeds and the nominal value of the debt or bonds is recognized as premium or discount that should be amortized over the term of the debt or bonds.

m.

Stock-based Compensation

In accordance with SAK 53, “Accounting for Stock-based Compensation”, compensation expenses are accrued during the vesting period based on the fair values of all stock options as of the grant date.

n.

Revenue and Expense Recognition

Cellular

Cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network.

For post-paid subscribers, monthly service fees are recognized as the service is provided.

For prepaid subscribers, the activation component of starter package sales is recognized upon delivery to dealers or direct sale to end-customers. Sales of initial/reload vouchers are recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Cellular revenues are presented on a net basis, after compensation to value added service providers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Revenue and Expense Recognition (continued)

MIDI

Frame Net, World Link and Direct Link

Revenues arising from installation service are recognized upon the completion of the installation of equipment used for network connection purposes in the customers’ premises. Revenues from monthly service fees are recognized as the services are provided.

Internet

Revenues arising from installation service are recognized at the time the installations are placed in service. Revenues from monthly service fees are recognized as the services are provided. Revenues from usage charges are recognized monthly based on the duration of internet usage or based on the fixed amount of charges depending on the arrangement with the customers.

Satellite Lease

Revenues are recognized on the straight-line basis over the lease term.

Revenues from other MIDI services are recognized when the services are rendered.

Fixed Telecommunication

International Calls

Revenues from outgoing international call  traffic are recognized on the basis of the actual recorded traffic for the period and are reported on a net basis, after allocations to overseas international carriers.

Fixed Wireless

Fixed wireless revenues arising from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

For post-paid subscribers, activation fees are recognized upon activation of new subscribers in the Company’s fixed network while monthly service fees are recognized as the service is provided.

For prepaid customers, the activation component of starter package sales is recognized upon delivery to dealers or direct sale to end-customers. Sale of initial/reload vouchers is recorded as unearned income and recognized as income upon usage of the airtime or upon expiration of the airtime.

Fixed Line

Revenues from fixed line installations are recognized at the time the installations are placed in service. Revenues from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Revenue and Expense Recognition (continued)

Interconnection Revenue

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month.

Operating revenues for interconnection services under interconnection agreements based on revenue-sharing arrangement (Note 36) are reported on a net basis, after interconnection expenses/charges. Operating revenues for interconnections that are not made under contractual sharing agreements, i.e., based on tariff as stipulated by the Government (Note 35), are reported on a gross basis, before interconnection expenses/charges (Note 26). These interconnection expenses/charges are accounted for as operating expenses in the period these are incurred.

In 2007, the Companies entered into several memoranda of understanding to amend the existing revenue-sharing arrangements and to reflect the new cost-based interconnection scheme based on Regulation No. 08/PER/M.KOMINFO/02/2006 of the Ministry of Communications and Information Technology (Note 36). Under the new scheme, operating revenues for interconnection services are to be reported on a gross basis starting 2007. The interconnection expenses/charges are accounted for as operating expenses in the period these are incurred.

Expenses

Expenses are recognized when incurred.

o.

Personnel Costs

Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets.

p.

Pension Plan and Employee Benefits

Pension costs under the Companies’ defined benefit pension plans are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. Actuarial gains or losses are recognized as income or expense when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed 10% of the present value of the defined benefit obligation or fair value of plan assets, whichever is greater, at that date. These gains or losses are recognized on a straight-line basis over the expected average remaining working lives of the employees. Past service cost is recognized over the estimated average remaining service periods of the employees.

The Companies follow SAK 24 (Revised 2004), “Employee Benefits”, which regulates the accounting and disclosure for employee benefits, both short-term (e.g. paid annual leave, paid sick leave) and long-term (e.g. long-service leave, post-employment medical benefits).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.

Derivatives

The Company enters into and engages in currency swap, interest rate swap and foreign exchange contracts/transactions for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s bonds payable in foreign currencies.

The Company applies SAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”.  SAK 55 (Revised 1999) sets forth the accounting and reporting standards for derivative transactions and hedging activities, which require that every derivative instrument (including embedded derivatives) be recognized as either asset or liability based on the fair value of each contract. Fair value is a computation of present value by using data and assumption which are commonly used. Based on the specific requirements for hedge accounting under SAK 55 (Revised 1999), the Company’s instruments do not qualify and are not designated as hedge activities for accounting purposes. The changes in the fair value of such derivative instruments are recorded directly as a charge or credit to current operations.

The net changes in fair value of derivative instruments, swap cost or income and termination cost or income are charged or credited to “Loss on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses) in the consolidated statements of income.

The gain (loss) from the settlement of currency forward contracts is credited or charged to “Gain (Loss) on Foreign Exchange - Net”, which is presented under Other Income (Expenses) in the consolidated statements of income.

r.

Foreign Currency Transactions and Balances

Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At balance sheet date, monetary assets and liabilities denominated in foreign currencies are adjusted to reflect the average buying and selling rates prevailing at such date as published by Bank Indonesia and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to assets under construction and installation.

For September 30, 2006 and 2007, the foreign exchange rates used (in full amounts) were Rp9,235 and Rp9,137 to US$1, respectively, computed by taking the average of the last buying and selling rates of bank notes published by Bank Indonesia (Central Bank).

s.

Income Tax

Current tax expense is provided based on the estimated taxable income for the period. Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carryover of unused tax losses, are also recognized to the extent that such benefits are more likely than not to be realized. The tax effects for the period are allocated to current operations, except for the tax effects from transactions which are directly charged or credited to stockholders’ equity.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Amendment to tax obligations is recorded when an assessment is received or, if appealed, when the result of the appeal is determined.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.

Income Tax (continued)

For each of the consolidated entities, the tax effects of temporary differences and tax loss carryover, which individually are either assets or liabilities, are shown at the applicable net amounts.

t.

Segment Reporting

The Companies follow SAK 5 (Revised 2000), “Segment Reporting”, in the presentation of segment reporting in their financial statements. SAK 5 (Revised 2000) provides more detailed guidance for identifying reportable business segments and geographical segments. The financial information which is used by management for evaluating the segment performance is presented in Note 39.

u.

Basic Earnings per Share/ADS and Diluted Earnings per Share/ADS

In accordance with SAK 56, “Earnings Per Share”, basic earnings per share is computed              by dividing net income by the weighted-average number of shares outstanding during the period including the effect of exercise of ESOP, if any (Note 31).

Diluted earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the period, after considering the dilutive effect in 2006 caused by the convertible bonds issued by a subsidiary in 2002 and converted to its shares in 2007 (Note 17).

Basic/diluted earnings per ADS is computed by multiplying basic/diluted earnings per share by 50, which is equal to the number of shares per ADS.

v.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

w.

Revised SAK

The following summarizes the revised SAK which were recently issued by the Indonesian Institute of Accountants:

•

SAK 50 (Revised 2006), “Financial Instruments: Presentation and Disclosures”, contains the requirements for the presentation of financial instruments and identifies the information that should be disclosed. The presentation requirements apply to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interests, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. This SAK requires the disclosure of, among others, information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments and the accounting policies applied to those instruments. SAK 50 (Revised 2006) supersedes SAK 50, “Accounting for Certain Investments in Securities”, and is applied prospectively for financial statements covering the periods beginning on or after January 1, 2009. Early application is encouraged.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

w.

Revised SAK (continued)

•

SAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement”, establishes the principles for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This SAK provides the definitions and characteristics of derivatives, the categories of financial instruments, recognition and measurement, hedge accounting and determination of hedging relationships, among others. SAK 55 (Revised 2006) supersedes SAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”, and is applied prospectively for financial statements covering the periods beginning on or after January 1, 2009. Early application is encouraged.

•

SAK 13 (Revised 2007), “Investment Property”, shall be applied in the recognition, measurement and disclosure of investment property. This SAK applies to, among others, the measurement in a lessee’s financial statements of investment property interests held under a lease accounted for as a finance lease and to the measurement in a lessor’s financial statements of investment property provided to a lessee under an operating lease. This SAK permits the entity to choose either the cost model or fair value model to be applied to all its investment property. SAK 13 (Revised 2007) supersedes SAK 13 (1994), “Accounting for Investments”, and is effective for financial statements covering the periods beginning on or after January 1, 2008.

•

SAK 16 (Revised 2007), “Fixed Assets”, prescribes the accounting treatment for property, plant and equipment to enable the financial statements users to discern information about an entity’s investment in its property, plant and equipment and the changes in such investment. This SAK provides for, among others, the recognition of the assets, determination of their carrying amounts and related depreciation and impairment losses. Under this SAK, an entity shall choose either the cost model or revaluation model to account for its property, plant and equipment. SAK 16 (Revised 2007) supersedes SAK 16 (1994), “Fixed Assets and Other Assets”, and SAK 17 (1994), “Accounting for Depreciation”, and is effective for the preparation and presentation of financial statements beginning on or after January 1, 2008.

•

SAK 30 (Revised 2007), “Leases”, prescribes for lessees and lessors, the appropriate accounting policies and disclosure to apply in relation to leases. This SAK provides for the classification of leases based on (a) the extent to which risks and rewards incidental to ownership of a leased asset lie with the lessor or the lessee, and (b) the substance of the transaction rather than the form of the contract. SAK 30 (Revised 2007) supersedes SAK 30 (1990), “Accounting for Leases”, and is effective for financial statements beginning on or after January 1, 2008.

The Companies have not adopted these SAKs. The Companies are currently studying them and have not yet determined the related effects on the consolidated financial statements.

3.

TRANSLATIONS OF RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in rupiah. The translations of the rupiah into United States dollar (US$) are included solely for the convenience of the readers, using the average buying and selling rates published by Bank Indonesia on September 30, 2007 of Rp9,137 to US$1 (in full amounts). The convenience translations should not be construed as representations that the rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

4.

CASH AND CASH EQUIVALENTS

This account consists of the following:

2006

2007

Cash on hand

Rupiah

1,379

1,558

U.S. dollar (US$23)

213

-

1,592

1,558

Cash in banks

Related parties (Note 30)

Rupiah

PT Bank Mandiri (Persero) Tbk (“Mandiri”)

15,057

14,549

PT Bank Danamon Indonesia Tbk (“Danamon”)

918

3,288

PT Bank Mandiri Syari’ah (“Mandiri Syari’ah”)

929

2,319

Bank Pembangunan Daerah DKI Jakarta

2,826

2,058

PT Bank Negara Indonesia (Persero) Tbk (“BNI”)

1,162

1,278

Bank Pembangunan Daerah Yogyakarta (“BPD Yogyakarta”)

698

1,033

PT Bank Internasional Indonesia Tbk

1,111

440

Others (each below Rp1,000)

2,368

1,427

U.S. dollar

Mandiri (US$378 in 2006 and US$1,199 in 2007)

3,492

10,951

BNI (US$696 in 2006 and US$12 in 2007)

6,430

112

Third parties

Rupiah

PT Bank Central Asia Tbk (“BCA”)

21,214

35,740

Citibank N.A., Jakarta Branch

2,421

27,180

Deutsche Bank AG, Jakarta Branch

15,900

11,396

PT Bank Umum Koperasi Indonesia (“Bukopin”)

6,301

3,757

PT Bank Mega Tbk (“Mega”)

-

3,307

PT Bank Niaga Tbk (“Niaga”)

5,375

2,213

PT Bank Permata Tbk

843

1,499

The Hongkong and Shanghai Banking Corp. Ltd.,

Jakarta Branch

8,165

1,334

Others (each below Rp1,000)

1,481

1,553

U.S. dollar

Fortis Bank, The Netherlands (US$5,134 in 2006 and

US$5,960 in 2007)

47,411

54,455

Deutsche Bank AG, Jakarta Branch (US$6,781 in 2006

and US$2,835 in 2007)

62,622

25,903

Citibank N.A., Jakarta Branch (US$1,481 in 2006 and

US$1,835 in 2007)

13,678

16,770

Citibank N.A., Singapore Branch (US$304 in 2006 and

US$478 in 2007)

2,803

4,371

Bukopin (US$259 in 2006 and US$216 in 2007)

2,395

1,973

Others (US$12 in 2006 and US$214 in 2007)

107

1,952

225,707

230,858

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

4.

CASH AND CASH EQUIVALENTS (continued)

2006

2007

Time deposits

Related parties (Note 30)

Rupiah

Mandiri

780,685

1,167,985

PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)

100,000

735,000

Mandiri Syari’ah

-

354,000

PT Bank Tabungan Negara (Persero) (“BTN”)

13,000

264,000

Danamon

47,900

157,900

BNI

64,215

54,515

PT Bank DBS Indonesia (“DBS”)

-

50,000

PT Bank Pembangunan Daerah Jawa Tengah

-

20,000

BPD Yogyakarta

1,000

1,000

Bank Pembangunan Daerah Sulawesi Utara

-

1,000

U.S. dollar

DBS (US$45,000)

-

411,165

BNI (US$30,000 in 2006 and US$15,000 in 2007)

277,050

137,055

BTN (US$10,000 in 2006 and 2007)

92,350

91,370

Danamon (US$25,000 in 2006 and US$5,000 in 2007)

230,875

45,685

Mandiri (US$3,424 in 2006 and US$1,664 in 2007)

31,619

15,202

Mandiri Syari’ah (US$10,000)

92,350

-

Third parties

Rupiah

Deutsche Bank AG, Jakarta Branch

285,171

436,183

Niaga

94,500

300,000

Bukopin

17,500

266,750

BCA

1,500

202,250

PT Bank Muamalat Indonesia Tbk (“Muamalat”)

135,000

50,000

Mega

10,551

2,801

PT Bank Syariah Mega Indonesia

-

2,000

Others (each below Rp2,000)

6

1,006

U.S. dollar

Muamalat (US$20,000 in 2006 and US$35,000 in 2007)

184,700

319,795

Deutsche Bank AG, Jakarta Branch (US$30,438 in 2006

and US$33,488 in 2007)

281,091

305,980

Niaga (US$20,850 in 2006 and US$29,300 in 2007)

192,550

267,714

Standard Chartered Bank (US$25,000)

-

228,425

Citibank N.A., Jakarta Branch (US$15,000)

-

137,055

Bukopin (US$30,000 in 2006 and US$5,000 in 2007)

277,050

45,685

3,210,663

6,071,521

Total

3,437,962

6,303,937

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

4.

CASH AND CASH EQUIVALENTS (continued)

Time deposits denominated in rupiah earned interest at annual rates ranging from 4.00% to 13.00% in 2006 and from 2.50% to 11.40% in 2007, while those denominated in U.S. dollar earned interest at annual rates ranging from 1.00% to 5.00% in 2006 and from 1.50% to 5.38% in 2007.

The interest rates on time deposits in related parties are comparable to those offered by third parties.

5.

ACCOUNTS RECEIVABLE - TRADE - TELKOM

This account represents receivables for uncollected international calls, telex and telegram charges to subscribers which were billed by Telkom, and receivables from cellular interconnection revenue net of interconnection charges payable to Telkom for these services and for leased circuits, and other charges (Note 30).

The aging schedule of the accounts receivable is as follows:

2006

2007

Number of

Percentage

Percentage

Months Outstanding

Amount

(%)

Amount

(%)

0 - 3 months

59,781

42.24

6,026

18.65

4 - 6 months

10,443

7.38

4,911

15.20

Over 6 months

71,311

50.38

21,375

66.15

Total

141,535

100.00

      32,312

100.00

The changes in the allowance for doubtful accounts provided on the trade accounts receivable from Telkom are as follows:

2006

2007

Balance at beginning of period

89,485

81,803

Provision (reversal)

(2,317

)

1,412

Net effect of foreign exchange adjustment

(51

)

22

Write-off

(8,183

)

(58,272)

_

Balance at end of period

78,934

24,965

The net effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain (Loss) on Foreign Exchange - Net”.

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

6.

ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES

This account consists of the following:

2006

2007

Overseas international carriers

DiGi Telecommunications Sdn Bhd, Malaysia (US$16,460 in 2006

and US$19,043 in 2007)

152,010

173,992

Saudi Telecom Company, Saudi Arabia (US$4,260 in 2006 and

US$8,885 in 2007)

39,338

81,182

Telekom Malaysia Berhad, Malaysia (US$7,508 in 2006 and

US$4,402 in 2007)

69,340

40,221

Maxis International Sdn Bhd, Malaysia (US$6,047 in 2006 and

US$3,455 in 2007)

55,848

31,567

Cableview Services Sdn Bhd (“Mega TV”), Malaysia (US$3,289 in

2006 and 2007)

30,377

30,055

NTT Communication Corporation, Japan (US$2,883 in 2006

and US$2,762 in 2007)

26,629

25,238

UAE-Etisalat, United Arab Emirates (US$3,145 in 2006 and

US$2,253 in 2007)

29,046

20,590

Mega Media Broadcasting Network Co. Ltd., Taiwan (US$2,203 in

2006 and 2007)

20,345

   20,129

DDI Corporation, Japan (US$2,798 in 2006 and US$291 in 2007)

25,844

2,657

Others (each below Rp20,000; US$36,512 in 2006 and

US$34,464 in 2007)

337,184

314,902

785,961

740,533

Local companies

PT Ratelindo

10,189

7,595

PT Satkomindo Mediyasa (US$757 in 2006 and US$393 in 2007)

6,994

3,593

Others (each below Rp6,000, including US$10,876 in 2006 and

US$19,736 in 2007)

284,597

319,378

301,780

330,566

Post-paid subscribers from:

Cellular

362,976

215,061

Fixed lines

13,903

29,687

Fixed wireless

16,844

17,622

393,723

262,370

Total

1,481,464

1,333,469

Less allowance for doubtful accounts

411,151

295,199

Net

1,070,313

1,038,270

The aging schedule of the accounts receivable is as follows:

2006

2007

Number of

Percentage

Percentage

Months Outstanding

Amount

(%)

Amount

(%)

0 - 6 months

783,149

52.86

688,710

51.65

7 - 12 months

306,248

20.67

343,030

25.72

13 - 24 months

210,945

14.24

129,955

9.75

Over 24 months

181,122

12.23

171,774

12.88

Total

1,481,464

100.00

1,333,469

100.00

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

6.

ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES (continued)

As of September 30, 2007, approximately 2.29% of accounts receivable - trade are pledged as collateral to long-term bank loans obtained by Lintasarta (Note 16).

The changes in the allowance for doubtful accounts provided on the accounts receivable - trade from third parties are as follows:

2006

2007

Balance at beginning of period

528,314

423,730

Provision

80,317

81,364

Net effect of foreign exchange adjustment

(4,892

)

2,935

Write-off

(192,588

)

(212,830

)

Balance at end of period

411,151

295,199

The net effect of foreign exchange adjustment was due to the strengthening or weakening  of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain (Loss) on Foreign Exchange - Net”.

There are no significant concentrations of credit risk, except for the trade accounts receivable from Telkom (Note 5).

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

7.

PREPAID TAXES

This account consists of the following:

2006

2007

Claims for tax refund

858,486

673,165

Value Added Tax (“VAT”)

91,173

109,278

Others

63,682

21,619

Total

1,013,341

804,062

Claims for tax refund as of September 30, 2006 and 2007 mainly consist of the Company’s corporate income tax for fiscal years 2004, 2005 and 2006.

On September 5, 2006, the Company received assessment letters on tax overpayment (“SKPLB”) from the Directorate General of Taxation (“DGT”) for the Company’s 2004 VAT for the periods April - July 2004 and November - December 2004 totalling Rp86,981, which was collected in November 2006.

On December 4, 2006, the Company received SKPLB from the DGT for the Company’s 2004 corporate income tax amounting to Rp199,552. On April 12, 2007, the Company received the refund of the tax overpayment amounting to Rp130,813 after offsetting the assessment letters on tax underpayment (“SKPKBs”) for the Company’s VAT for the periods January - March 2004 and August - October 2004, and income tax articles 23 and 26 for fiscal year 2004, including penalties and interest (Note 14).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

7.

PREPAID TAXES (continued)

On March 27, 2007, the Company received SKPLBs from the DGT advising the Company of its approval to refund the overpayment of 2005 corporate income tax and VAT amounting to Rp135,766 and Rp39,052, respectively, which amounts are lower than those recognized by the Company in its financial statements. The Company accepted partially the corrections on the 2005 corporate income tax and all of the corrections on the VAT, totalling Rp5,375 and charged them to current operations in 2007. On May 16, 2007, the Company received the refund amounting to Rp63,843 after offsetting the SKPKBs for the Company’s income tax articles 23 and 26 for fiscal year 2005, including penalties and interest (Note 14) and the tax collection letters (“STPs”) for other income taxes. On June 22, 2007, the Company filed an objection letter to the Tax Office regarding the remaining tax corrections on the 2005 corporate income tax. As of September 30, 2007, the Company has not received the reply to the objection letter.

8.

INVESTMENTS IN ASSOCIATED COMPANIES

This account consists of the following investments which are accounted for under the equity method:

Company’s

Portion of

Accumulated

Equity in

Undistributed

Net Income (Loss)

of Associated

Carrying

Ownership (%)

Cost

Companies

Value

2006

Investments in:

PT Multi Media Asia Indonesia

26.67

56,512

(212

)56,300

PT Swadharma Marga Inforindo

20.00

100

325

425

Total

56,612

113

56,725

Less allowance for decline in value

56,300

Net

425

2007

Investments in:

PT Multi Media Asia Indonesia

26.67

56,512

(212

)56,300

PT Swadharma Marga Inforindo

20.00

100

186

286

Total

56,612

(26

)56,586

Less allowance for decline in value

56,300

Net

286

The Company has provided allowance for decline in value amounting to Rp56,300 as of   September 30, 2006 and 2007, which the Company believes is adequate to cover probable losses on the above investments.

PT Multi Media Asia Indonesia (“M2A”)

M2A, established in 1997, is engaged in providing satellite-based telecommunications services. Based on a subscription agreement in 1997 among the Company, PT Pasifik Satelit Nusantara (“PSN”) and M2A (“the Parties”), the Parties agreed that the Company would participate as a stockholder of M2A, which was previously wholly owned by PSN, by acquiring 485,000,000 new shares of M2A with an aggregate nominal value of US$20,000, representing 26.67% equity interest in M2A. The Parties also agreed that the Company’s investment in M2A would not be less than 20% of the fully paid capital if M2A issued its new shares to Telkom and allocated not more than 5% of the fully paid capital to the Government of the Republic of Indonesia.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

9.

OTHER LONG-TERM INVESTMENTS

As of September 30, 2006 and 2007, this account consists of the following:

Investments in shares of stock accounted for under the cost

method - net

2,631

Equity securities which are available-for-sale *

99

Total

2,730

* consist of BNI amounting to Rp89 and Telkom amounting to Rp10

Investments in shares of stock which are accounted for under the cost method

2006

2007

Ownership

Cost/

Ownership

Cost/

(%)

Carrying Value

(%)

Carrying Value

PT First Media Tbk

5.00

50,000

2.29

50,000

ICO Global Communications (Holdings)

Limited

0.0087

49,977

0.0087

49,977

Asean Cableship Pte. Ltd.

16.67

1,265

16.67

1,265

Others

14.68 - 16.67

1,366

12.80 - 14.29

1,366

Total

102,608

102,608

Less allowance for decline in value

99,977

99,977

Net

2,631

2,631

The Companies provided an allowance for decline in value of their investments in shares of stock accounted for under the cost method amounting to Rp99,977 as of  September 30, 2006 and 2007, which the Companies believe is adequate to cover probable losses on the investments.

PT First Media Tbk (formerly PT Broadband Multimedia Tbk or “BM”)

On April 20, 2004, the Company entered into a shares sale and purchase agreement to purchase from a third party such third party’s 5% ownership in BM for Rp50,000. BM is engaged in cable television and internet network provider services.

On February 5, 2007, the Company's ownership in BM was diluted to 2.29% since the Company did not exercise its pre-emptive right in relation to a Rights Issue conducted by BM.

ICO Global Communications (Holdings) Limited (“I-CO”)

In 1995, the Company subscribed to the shares of I-CO, a subsidiary of The International Mobile Satellite Organization that is domiciled in the Bahamas. I-CO provides satellite constellation and related mobile services from, and based on, the satellites.

Asean Cableship Pte. Ltd. (“ACPL”)

The Company’s investment in ACPL was made in 1986. ACPL, which was founded by the telecommunications authorities of the six members of the Association of South East Asian Nations (“ASEAN”), is engaged in providing services related to the repair and maintenance of submarine cables.

On March 13, April 30 and September 28, 2007, the Company received dividend income from ACPL totalling US$4,389 (equivalent to Rp40,105).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

10.

PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

2006

Balance

Transactions during the Period

Balance

at Beginning

at End

of Period

Additions

Deductions

Reclassifications

of Period

Carrying Value

Landrights

328,654

1,000

-

22,014

351,668

Buildings

428,172

6,141

-

18,155

452,468

Submarine cables

862,848

-

-

11,526

874,374

Earth stations

116,519

-

-

7,174

123,693

Inland link

610,177

-

-

215,182

825,359

Switching equipment

343,102

-

-

21,001

364,103

Telecommunications

peripherals

1,832,196

162,820

9,978

68,950

2,053,988

Information technology

equipment

1,019,338

3,158

1,436

164,215

1,185,275

Office equipment

1,386,558

47,245

1,986

91,666

1,523,483

Building and leasehold

 improvements

1,129,242

4,313

-

232,380

1,365,935

Vehicles

15,946

4,291

828

-

19,409

Cellular technical

equipment

21,139,466

-

15,082

3,085,678

24,210,062

Satellite technical

equipment

1,272,846

-

-

3,784

1,276,630

Transmission and cross-

connection equipment

472,655

-

-

5,915

478,570

FWA technical equipment

434,744

-

-

79,182

513,926

Properties under

construction and

installation

3,680,665

4,687,621

-

(4,026,822

)

4,341,464

Total

35,073,128

4,916,589

29,310

-

39,960,407

Accumulated Depreciation

Buildings

197,312

18,705

-

-

216,017

Submarine cables

418,321

81,511

-

-

499,832

Earth stations

111,081

5,620

-

-

116,701

Inland link

95,666

38,258

-

-

133,924

Switching equipment

223,459

26,288

-

-

249,747

Telecommunications

peripherals

1,119,017

190,077

9,978

-

1,299,116

Information technology

equipment

735,830

153,462

1,436

-

887,856

Office equipment

711,564

127,920

1,713

-

837,771

Building and leasehold

improvements

466,716

166,600

-

-

633,316

Vehicles

10,844

1,679

649

-

11,874

Cellular technical

equipment

8,214,472

1,570,156

15,070

-

9,769,558

Satellite technical

equipment

840,041

108,847

-

-

948,888

Transmission and cross-

connection equipment

193,246

14,525

-

-

207,771

FWA technical equipment

72,167

48,654

-

-

120,821

Total

13,409,736

2,552,302

28,846

-

15,933,192

Less impairment in value

98,611

-

-

-

98,611

Net Book Value

21,564,781

23,928,604

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

10.

PROPERTY AND EQUIPMENT (continued)

2007

Transactions during the Period

      Balance

  at Beginning

           Acquired

 Balance at

    of Period

        Additions

    Deductions

  Reclassifications

SubsidiaryEnd of Period

Carrying Value

Landrights

400,597

-

-

24,062

1,000425,659

Buildings

456,091

641

-

18,466

1,213476,411

Submarine cables

885,344

-

65,397

70,616

-

890,563

Earth stations

125,347

-

-

448

-125,795

Inland link

857,946

-

-

596,017

-1,453,963

Switching equipment

375,231

-

-

6,863

-382,094

Telecommunications

peripherals

2,130,835

110,659

1,570

40,718

-2,280,642

Information technology

equipment

1,276,839

3,210

6,301

269,319

7611,543,828

Office equipment

1,551,683

68,017

948

83,699

-1,702,451

Building and leasehold

 improvements

1,432,521

1,724

1,502

43,004

6,5641,482,311

Vehicles

17,498

2,695

-

-

-20,193

Cellular technical

equipment

25,797,738

-

190,527

2,395,221

-

28,002,432

Satellite technical

equipment

1,290,575

-

-

9,313

-1,299,888

Transmission and cross-

connection equipment

479,020

-

-

3,294

-482,314

FWA technical equipment

539,633

37,200

-

100,500

-677,333

Properties under

construction and

installation

4,291,429

5,528,835

-

(3,661,540

)1,0386,159,762

Total

41,908,327

5,752,981

266,245

-

10,576

47,405,639

Accumulated Depreciation

Buildings

222,353

19,544

-

-

20241,917

Submarine cables

525,191

68,041

65,361

-

-527,871

Earth stations

118,237

3,393

-

-

-121,630

Inland link

148,869

 69,250

-

-

-218,119

Switching equipment

258,697

26,608

-

-

-285,305

Telecommunications

peripherals

1,364,343

197,594

1,570

-

-1,560,367

Information technology

equipment

945,827

142,743

6,301

-

23

1,082,292

Office equipment

836,538

149,160

947

-

-

984,751

Building and leasehold

improvements

697,636

191,385

1,502

-

331

887,850

Vehicles

9,987

2,155

-

-

-12,142

Cellular technical

equipment

10,382,388

1,922,523

190,525

-

-12,114,386

Satellite technical

equipment

985,512

110,167

-

-

-1,095,679

Transmission and cross -

connection equipment

212,424

14,112

-

-

-226,536

FWA technical equipment

138,684

52,952

-

-

-191,636

Total

16,846,686

2,969,627

266,206

-

374

19,550,481

Less impairment in value

98,611

-

-

-

-

98,611

Net Book Value

24,963,030

27,756,547

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

10.

PROPERTY AND EQUIPMENT (continued)

Submarine cables represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

During the nine months ended September 30, 2006 and 2007, sales of certain property and equipment were made as follows:

2006

2007

Proceeds from sales

972

346

Net book value

(464

)

(39)

Gain

508

307

Depreciation expense charged to the consolidated statements of income amounted to Rp2,552,302 and Rp2,969,627 in 2006 and 2007, respectively.

Management believes that there is no further impairment in assets value or recovery of the impairment reserve as contemplated in SAK 48.

As of September 30, 2007, approximately 0.36% of property and equipment are pledged as collateral to credit facilities obtained by Lintasarta (Note 16).

As of September 30, 2007, the Companies insured their respective property and equipment (except submarine cables and landrights) for US$135,778 and Rp33,629,676, including insurance on the Company‘s satellite amounting to US$14,000. Management believes that the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning, aircraft damage and other natural disasters.

The details of the Companies’ properties under construction and installation as of September 30, 2006 and 2007 are as follows:

Percentage of

Estimated Date

Completion

Cost

of Completion

2006

Cellular technical equipment

9 - 97

3,458,071

October 2006 - March 2007

FWA technical equipment

36 - 52

495,789

October - December 2006

Submarine cables

56 - 63

221,605

October - December 2006

Building and leasehold improvements

5 - 77

59,311

October - December 2006

Inland link

5 - 69

45,772

October 2006 - June 2007

Satellite technical equipment

5 - 69

18,725

October 2006 - June 2007

Telecommunications peripherals

26 - 98

9,285

October - December 2006

Information technology equipment

13 - 78

8,714

October 2006 - April 2007

Switching equipment

18 - 86

2,409

October - December 2006

Transmission and cross-connection equipment

90

1,730

October - December 2006

Building

90

154

October - December 2006

Others

3 - 93

19,899

October 2006 - July 2007

Total

4,341,464

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

10.

PROPERTY AND EQUIPMENT (continued)

Percentage of

Estimated Date

Completion

Cost

of Completion

2007

Cellular technical equipment

20 - 99

3,590,576

  October - December 2007

Building and leasehold improvements

45 - 99

1,247,087

  October - December 2007

Transmission and cross-connection equipment

13 - 98

891,775

  October - December 2007

Inland link

27 - 90

221,599

  October - December 2007

FWA technical equipment

13 - 40

100,773

  October - December 2007

Information technology equipment

60 - 90

34,611

  October 2007 - January 2008

Telecommunications peripherals

33 - 87

18,589

  October - December 2007

Building

75 - 94

12,037

  December 2007

Submarine cables

90

5,912

  December 2007

Satellite technical equipment

99

2,541

  October 2007

Switching equipment

99

155

  October 2007

Others

68 - 97

34,107

  December 2007

Total

6,159,762

Borrowing costs (interest expense) capitalized to properties under construction and installation for the nine months ended September 30, 2006 and 2007 amounted to Rp52,729 and Rp17,539, respectively.

11.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arose from the acquisition of equity interest in Bimagraha and Satelindo in 2001 and 2002, respectively, and from the acquisition of additional equity interest in Lintasarta in 2005.

The details of the other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

Amount

Customer base

- Post-paid

154,220

- Prepaid

73,128

Spectrum license

222,922

Brand

147,178

Total

597,448

The changes in the goodwill and other intangible assets account are as follows:

2006

2007

Balance at beginning of period

2,682,600

2,645,369

Addition (Note 1a)

320,000

-

Amortization of goodwill

(169,880

)

(169,880)

Amortization of other intangible assets

(96,221

)

(84,234

)

Balance at end of period

2,736,499

2,391,255

The addition to goodwill and other intangible assets in 2006 represented the payment of the upfront fee to the Ministry of Communications and Information Technology in connection with the selection of the Company as one of the IMT - 2000 cellular network providers using 2.1 GHz radio frequency bandwidth in Indonesia.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

12.

LONG-TERM ADVANCES

This account represents advances to suppliers and contractors for the procurement or construction of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction or installation of the property and equipment has reached a certain percentage of completion.

13.

PROCUREMENT PAYABLE

This account consists of the following:

2006

2007

Ericsson AB, Sweden (US$51,939 in 2006 and US$81,605

in 2007)

479,653

745,625

PT Ericsson Indonesia (including US$12,151 in 2006 and

US$29,086 in 2007)

268,329

567,199

PT Nokia Siemens Networks [new entity after the merger of

PT Siemens Indonesia and PT Nokia Network

(including US$16,680 in 2006 and US$21,792 in 2007)]

416,978

485,359

Nokia Siemens Networks, Finland [new entity after the merger of Nokia Corporation, Finland and Siemens Aktiengesellschaft,

Germany (US$52,673 in 2006 and US$46,413 in 2007)]

486,435

424,077

PT Alcatel - Lucent (formerly PT Alcatel Indonesia) (including

US$24,903 in 2006 and US$8,428 in 2007)

374,114

242,789

PT Huawei Tech Investment (including

US$2,473 in 2006

and US$10,307 in 2007)

53,034

190,769

Alcatel CIT, France (US$7,271 in 2006 and US$15,904 in 2007)

67,152

145,315

Huawei Technologies Co. Ltd, China (US$14,368)

-

131,277

PT Industri Telekomunikasi Indonesia (Persero) (including

US$1,676 in 2006 and US$6,945 in 2007)

33,596

103,168

Siemens Mobile Communications S.p.A., Italy (US$8,030 in 2006

and US$9,036 in 2007)

74,158

82,563

PT Karya Mitra Nugraha

53,310

64,672

Huawei Tech Investment Co. Ltd., Hong Kong (US$9,707 in 2006

and US$7,051 in 2007)

89,646

64,421

PT Lintas Teknologi Indonesia (including US$1,093 in 2006

and US$6,766 in 2007)

16,583

64,060

PT Senopati Sellularindo

21,240

63,497

PT NEC Indonesia (including US$804 in 2006

and US$5,653 in 2007)

9,006

61,431

Nokia Siemens Networks GmbH & Co. KG, Germany (US$6,402)

-

58,495

PT Westindo Esa Perkasa (including US$1,268 in 2006 and

US$5,584 in 2007)

16,398

55,105

Kopindosat

31,584

39,817

PT Sekar Kedaton Nusantara

12,249

38,834

PT Aditech Matra (including US$22 in 2006

and US$2,502 in 2007)

510

31,607

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

13.

PROCUREMENT PAYABLE (continued)

2006

2007

ZTE Corporation, China (US$3,836 in 2006 and US$1,126 in 2007)

35,426

10,290

PT ZTE Indonesia (including US$11,238 in 2006 and US$331 in 2007)

105,476

4,102

PT Varindo Buana Abadi (including US$3,962 in 2006

and US$285 in 2007)

43,746

2,713

Others (each below Rp30,000, including US$15,819 in 2006

and US$30,764 in 2007)

543,927

902,957

Total

3,232,550

4,580,142

14.

TAXES PAYABLE

This account consists of the following:

2006

2007

Estimated corporate income tax payable,

less tax prepayments of Rp100,399 in 2006

and Rp253,273 in 2007

30,413

202,616

Income tax:

Article 21

5,576

22,248

Article 22

2,309

3,353

Article 23

33,636

26,080

Article 25

21,615

29,091

Article 26

7,347

8,036

VAT

2,091

2,887

Others

4,700

8,265

Total

107,687

302,576

The reconciliation between income before income tax and estimated taxable income of the Company for the nine months ended September 30, 2006 and 2007 is as follows:

2006

2007

Income before income tax per consolidated statements of income

1,374,784

2,069,901

Subsidiaries’ income before income tax and effect of

inter-company consolidation eliminations

(102,721

)

(73,259

)

Income before income tax of the Company

1,272,063

1,996,642

Positive adjustments

Accrual of employee benefits - net

94,795

90,189

Provision for doubtful accounts

60,598

79,368

Donation

6,820

21,700

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE (continued)

2006

2007

Positive adjustments (continued)

Provision for termination, gratuity and compensation benefits of employees

13,831

10,286

Amortization of goodwill and other intangible assets

-

10,173

Representation and entertainment

5,654

8,221

Net periodic pension cost

-

4,062

Amortization of debt and bonds issuance costs and discount

(Notes 16 and 17)

3,011

3,204

Others

88,285

49,697

Negative adjustments

Depreciation - net

(709,187

)

(471,704

)

Write-off of accounts receivable

(199,760

)

(271,102

)

Interest income already subjected to final tax

(148,382

)

(131,745)

Equity in net income of investees

(140,109

)

(121,376

)

Realization of stock option resulting from the exercise of

ESOP Phase II

(90,763

)

-

Capitalization of interest expense and personnel expenses

to property and equipment (Notes 10 and  24)

(75,954

)

-

Net periodic pension cost

(17,514

)

-

Amortization of goodwill and other intangible assets

(5,262

)

-

Others

(171

)

(454

)

Estimated taxable income of the Company

157,955

1,277,161

The computation of the income tax expense for the nine months ended September 30, 2006 and 2007 is as follows:

2006

2007

Estimated taxable income of the Company

157,955

1,277,161

Income tax expense - current (at statutory tax rates)

Company

47,369

383,130

Subsidiaries

83,443

72,759

Total income tax expense - current

130,812

455,889

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE (continued)

2006

2007

Income tax expense (benefit) - deferred - effect of temporary differences at enacted maximum tax rate (30%)

Company

Depreciation - net

212,756

141,511

Write-off of accounts receivable

59,928

81,331

Equity in net income of investees

42,033

36,413

Accrual of employee benefits - net

(28,439

)

(27,057

)

Provision for doubtful accounts

(18,179

)

(23,810)

Provision for termination, gratuity

and compensation benefits of employees

(4,149

)

(3,086

)

Amortization of goodwill and other intangible assets

1,579

(3,052)

Net periodic pension cost

5,254

(1,219)

Amortization of debt and bonds issuance costs and discount

(Notes 16 and 17)

(903

)

(961

)

Realization of stock option resulting from the exercise of

ESOP Phase II

27,229

-

Capitalization of interest expense and personnel expenses

to property and equipment (Notes 10 and 24)

22,786

-

Others

(22,370

)

(31,689)

297,525

168,381

Subsidiaries

(10,245

)

(27,302

)

Net income tax expense - deferred

287,280

141,079

Total income tax expense

418,092

596,968

The computation of the estimated income tax payable and claim for tax refund for the nine months ended September 30, 2006 and 2007 is as follows:

2006

2007

Income tax expense - current

Company

47,369

383,130

Subsidiaries

83,443

72,759

Total income tax expense - current

130,812

455,889

Less prepayments of income tax of the Company

Article 22

36,421

80,772

Article 23

51,984

33,918

Article 25

173,550

85,480

Total prepayments of income tax of the Company

261,955

200,170

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE (continued)

2006

2007

Less prepayments of income tax of subsidiaries

Article 22

2,040

499

Article 23

30,060

18,763

Article 25

20,930

33,841

Total prepayments of income tax of subsidiaries

53,030

53,103

Total prepayments of income tax

314,985

253,273

Estimated income tax payable

Company

-

182,960

Subsidiaries

30,413

19,656

Total estimated income tax payable

30,413

202,616

Claims for tax refund (presented as part of

“Prepaid Taxes”)

Company

(214,586

)

-

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 30% to the income before income tax and the income tax expense as shown in the consolidated statements of income for the nine months ended September 30, 2006 and 2007 is as follows:

2006

2007

Income before income tax per consolidated

statements of income

1,374,784

2,069,901

Income tax expense at the applicable tax rate of 30%

412,435

620,970

Company’s equity in Subsidiaries’ income before income tax

and reversal of

inter-company consolidation eliminations

41,694

38,603

Tax effect on permanent differences

Donation

2,099

6,525

Representation and entertainment

1,752

2,911

Employee benefits

947

1,031

Interest income already subjected to final tax

(50,808

)

(45,602

)

Others

10,834

(12,422)

Adjustment due to tax audit and others

(861

)

(15,048

)

Income tax expense per consolidated

statements of income

418,092

596,968

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE (continued)

The tax effects of significant temporary differences between financial and tax reporting of the Company which are outstanding as of September 30, 2006 and 2007 are as follows:

2006

2007

Deferred tax assets

Accrual of employee benefits - net

128,317

158,763

Allowance for doubtful accounts

162,860

113,675

Allowance for decline in value of investments in associated

company and

other long-term investments

46,883

46,883

Pension cost

23,344

25,705

Allowance for short-term investment

7,619

7,619

Others

11,418

-

Total

380,441

352,645

Deferred tax liabilities

Property and equipment

1,340,511

1,547,718

Investments in subsidiaries/associated companies - net of

amortization of goodwill and other intangible assets

193,203

207,377

Deferred debt and bonds issuance costs and discount

6,010

4,770

Difference in transactions of equity changes in associated

companies/subsidiaries

1,752

1,752

Others

935

2,221

Total

1,542,411

1,763,838

Deferred tax liabilities - net

1,161,970

1,411,193

The breakdown by entity of the foregoing deferred tax assets and liabilities outstanding as of September 30, 2006 and 2007 is as follows:

       2006

2007

Deferred Tax

Deferred Tax

Deferred TaxDeferred Tax

Assets

Liabilities

Assets

Liabilities

Company

-

1,161,970

-

   1,411,193

Subsidiaries

Lintasarta

47,426

-

66,765

-

SMT

-

-

9,228

-

IMM

6,603

-

7

-

APE

-

862

-

931

Total

54,029

1,162,832

76,000

1,412,124

The deferred tax assets of Lintasarta relate mainly to the deferred tax on the temporary difference in the recognition of depreciation of property and equipment.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE (continued)

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the accrued employee benefits are paid, the doubtful accounts are written off, the allowance for decline in value of investments in associated companies and other long-term investments are realized upon sale of the investments, and the pension cost is paid. The deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, investments in subsidiaries/associated companies, and debt and bonds issuance costs and discount.

A valuation allowance has been established for certain deferred tax assets of a subsidiary. This valuation allowance reduces tax assets to an amount which is more likely than not to be realized.

Under the current tax laws of Indonesia, the Company and Subsidiaries submit their respective tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years after the fiscal year when the tax became payable. Any loss on income tax basis can be carried forward and used to offset against future taxable income for a maximum period of five years.

In 2005, as a result of the corporate income tax audit for fiscal year 2003, the Company’s tax loss carryover as of December 31, 2003 amounting to Rp934,637 was adjusted by the Tax Office to become Rp501,179. On October 31, 2005, the Company submitted an objection letter to the Tax Office regarding the above tax correction. On October 13, 2006, the Company received Decision Letter No. KEP-1716/WPJ.07/BD.05/2006 from the Tax Office declining the Company’s appeal on the tax correction. On January 10, 2007, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the tax correction.

As of September 30, 2007, no provision for probable loss on such loss carryover adjustment was made in the consolidated financial statements as the Company believes that it has computed its corporate income tax in accordance with the tax regulations.

On December 4, 2006, the Company received SKPKB/STP from the DGT for the Company’s  VAT for the periods January - March 2004 and August - October 2004 totalling Rp8,238 (including penalties and interest) and income tax articles 23 and 26 amounting to Rp8 and Rp60,493 (including penalties and interest), respectively, for fiscal year 2004 (Note 7). The Company accepted the SKPKB for income tax article 23. On February 28, 2007, the Company submitted an objection letter to the Tax Office regarding the tax correction on income tax article 26. As of September 30, 2007, the Company has not received the reply to the objection letter.

On March 27, 2007, the Company received SKPKBs from the DGT for the Company’s income tax articles 23 and 26 amounting to Rp28,479 and Rp82,126 (including penalties and interest), respectively, for fiscal year 2005 (Note 7). The Company accepted a part of the tax correction of income tax article 23 amounting to Rp3,039 which was charged to current operations in 2007. On June 22, 2007 and June 11, 2007, the Company submitted its objection letters to the Tax Office regarding the SKPKBs of income tax article 23 for the remaining tax corrections and article 26, respectively. As of September 30, 2007, the Company has not received the reply to the objection letters.

The Company provides for deferred tax liabilities and deferred tax assets relating to the book-versus-tax-basis differences in its investment in domestic subsidiaries as the Company believes that for certain subsidiaries the investment will be recovered through the sale of the shares which is a taxable transaction, and for other subsidiaries, the differences will be deductible from ordinary income as a result of a merger.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

TAXES PAYABLE (continued)

The tax losses carryover of SMM and SMT as of September 30, 2007 can be carried forward through 2012 based on the following schedule:

Year of Expiration

Amount

2008

356

2009

2,035

2010

1,885

2011

14,191

2012

16,920

Total

35,387

15.

ACCRUED EXPENSES

This account consists of the following:

2006

2007

Interest

237,250

263,754

Network repairs and maintenance

195,419

254,234

Employee benefits

205,063

235,259

Radio frequency fee

54,925

212,251

Marketing

60,505

134,041

Consultancy fees

42,090

51,404

Concession fee

36,545

39,353

Universal Service Obligation (“USO”)

25,791

30,935

Outsourcing

13,191

12,452

Rental

9,515

12,330

Link

12,222

7,093

Utilities

5,027

5,535

Dividend penalty to the Government (Note 34h)

20,633

-

Others

117,312

133,881

Total

1,035,488

1,392,522

16.

LOANS PAYABLE

This account consists of the following:

2006

2007

Related parties

Mandiri - net of unamortized debt issuance cost of Rp5,000

-

795,000

Syndicated Loan Facility 2

BNI - net of unamortized debt issuance cost of Rp3,273

514,372

-

Mandiri - net of unamortized debt issuance cost of Rp716

119,876

-

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

LOANS PAYABLE (continued)

2006

2007

Third parties - net of unamortized debt issuance cost of Rp6,578 in 2006 and Rp6,178 in 2007; and unamortized discount of

Rp38,441 in 2007

1,053,000

1,513,594

Total loans payable

1,687,248

2,308,594

Less current maturities:

Related parties

-

80,000

Third parties

130,386

177,180

Total current maturities

130,386

257,180

Long-term portion

1,556,862

2,051,414

The details of the loans from related parties are as follows:

a.

Mandiri

On September 18, 2007, the Company obtained a five-year credit facility from Mandiri amounting to Rp2,000,000 for the purchase of telecommunications equipment. The loan bears (i) fixed annual rates for the first two years (9.75% on the first year and 10.5% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual rate of  3-month JIBOR plus 1.5% per annum. The interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% of the total loan drawdowns in the 1st and 2nd years after the first drawdown, (b) 15% of the total loan drawdowns in the 3rd and 4th years after the first drawdown, and (c) 50% of the total loan drawdowns in the 5th year after the signing date of the agreement.

On September 27, 2007, the Company made the first loan drawdown amounting to Rp800,000.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

b.

Syndicated Loan Facility 2

On October 2, 2003, the Company entered into a syndicated loan agreement covering Rp3,165,000 with the following syndicated banks:

             Bank

Tranche

Amount

BCA

C

975,000

Mandiri *

B

900,000

BNI

*

C

900,000

Danamon *

A

240,000

Bukopin

A

150,000

Total

3,165,000

* related parties

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

LOANS PAYABLE (continued)

b.   Syndicated Loan Facility 2 (continued)

On December 8, 2003, the Company drew Rp200,000 and Rp1,800,000 from its facility under Tranches B and C, respectively. Based on the loan agreement, the Company should use the proceeds of the loans to repay IM3’s debts and Satelindo’s debts based on the Master Restructuring Agreement, and/or for capital expenditure financing, and/or for other corporate general needs if IM3’s debts are repaid using other facility.

The interest rate was fixed at 9.3% per annum up to March 31, 2007. During April - June 2007 and July - September 2007, the annual floating interest rates were 10.6% and 10.5%, respectively.

On December 7, 2004, the Company paid the first semi-annual installments amounting to Rp73,125, Rp61,875 and Rp22,220 to BCA, BNI and Mandiri, respectively.

On March 31, 2005, the Company made early payments of the loans amounting to Rp290,112, Rp245,480 and Rp57,188 to BCA, BNI and Mandiri, respectively. On the same date, the Company also entered into agreements amending the loan agreement with BCA, BNI and Mandiri. The amendments covered, among others, the following:

•

The remaining balance of the loan would mature on April 1, 2008. However, the amendment provided early repayment option for the Company, commencing from April 1, 2007 up to the maturity date. Any repayment made before April 1, 2007 would require the Company to pay penalty amounting to 1% of such repaid amount.

•

The loan interest rates would be as follows:

-

April 1, 2005 - March 31, 2007 : fixed interest at the rate of 9.3% per annum

-

April 1, 2007 - March 31, 2008 : 10.5% per annum or a reference rate plus margin rate of 2.5%, whichever rate was higher.

On September 6, 2007, the Company paid in full the loan amounting to Rp1,250,000 for the principal amount and Rp24,792 for the last interest installment.

The amortization of debt issuance cost charged to operations amounted to Rp7,842 in 2006 and  Rp5,096 in 2007.

The loans from third parties consist of the following:

2006

2007

BCA - net of unamortized debt issuance cost of Rp4,000

-

796,000

Goldman Sachs International - net of unamortized discount

of Rp38,441

-

395,859

Finnish Export Credit Ltd. - net of unamortized debt

issuance cost of Rp2,723 in 2006 and Rp2,178 in 2007

348,207

275,587

Investment Credit Facility 4 from Niaga

44,946

26,946

Investment Credit Facility 3 from Niaga

48,939

9,739

Investment Credit Facility 5 from Niaga

-

9,463

Syndicated Loan Facility 2 (refer to previous section on loans from related parties)

BCA - net of unamortized debt issuance cost of Rp3,855

607,908

-

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

LOANS PAYABLE (continued)

2006

2007

Investment Credit Facility 2 from Niaga

3,000

-

Total

1,053,000

1,513,594

Less current maturities

130,386

177,180

Long-term portion

922,614

1,336,414

a.

BCA

On August 28, 2007, the Company obtained a five-year credit facility from BCA amounting to Rp1,600,000 for the repayment of Syndicated Loan Facility 2 and the purchase of telecommunications equipment. The loan bears (i) fixed annual rates for the first two years (9.75% on the first year and 10.5% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual rate of  3-month JIBOR plus 1.5% per annum. On September 20, 2007, the Company obtained additional credit facility of Rp400,000. As a result, the credit facility has become Rp2,000,000. The interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% of the total loan drawdowns in the 1st and 2nd years after the first drawdown, (b) 15% of the total loan drawdowns in the 3rd and 4th years after the first drawdown, and (c) 50% of the total loan drawdowns in the 5th year after the first drawdown.

On September 27, 2007, the Company made the first loan drawdown amounting to Rp800,000 (Note 41b).

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

b.

Goldman Sachs International (“GSI”)

On May 30, 2007, the Company received from GSI a loan amounting to Rp434,300 which was received in U.S. dollar amounting to US$50,000 for financing the purchase of telecommunications equipment. The loan will mature on May 30, 2013. The loan bears interest at the fixed annual rate of 8.75% applied on the Rp434,300, which is payable quarterly every February 28, May 30, August 30 and November 30 commencing on August 30, 2007 up to February 28, 2012.

The loan agreement provides an option for GSI to convert the loan payable into a U.S. dollar loan of US$50,000 on May 30, 2012 (“FX Conversion Option”). The fair value of the FX Conversion Option as of September 30, 2007 amounted to US$7,094 (equivalent to Rp64,817), which is presented as part of Derivative Liabilities (Note 33). If GSI takes such option, starting May 30, 2012, the loan will bear interest at the fixed annual rate of 6.45% applied on the US$50,000 principal and both U.S. dollar principal and interest thereon will be due on May 30, 2013.

Based on the loan agreement, the Company is required to notify GSI regarding the following events which can result in loan termination, such as (i) certain changes affecting withholding taxes in the United Kingdom or Indonesia, (ii) default under Guaranteed Notes due 2012 (Note 17), (iii) default under the Company’s USD Notes and IDR Bonds (Note 17), (iv) redemption, purchase or cancellation of the Guaranteed Notes Due 2012 (Note 17) and there are no USD Indosat Notes outstanding, and (v) change of control in the Company.

The amortization of debt discount charged to operations amounted to Rp1,618 in 2007.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

LOANS PAYABLE (continued)

c.

Finnish Export Credit Ltd. (“FEC”)

On May 12, 2006, the Company obtained a credit facility from FEC amounting to US$38,000 with ABN-AMRO Bank N.V., Jakarta Branch as the "arranger" and ABN-AMRO Bank N.V., Stockholm Branch as the "facility agent” to be used for the purchase of telecommunications equipment. The loan bears interest at the fixed annual rate of 4.15%. The loan, together with the related interest, is payable semi-annually until March 12, 2011.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

The amortization of debt issuance cost charged to operations amounted to Rp203 in 2006 and Rp411 in 2007.

d.

Investment Credit Facility 4 from Niaga

On August 29, 2005, Lintasarta obtained a credit facility from Niaga amounting to Rp45,000 for the purchase of telecommunications equipment, computers and other supporting facilities. The loan bears interest at the prevailing annual rate of 3-month Certificates of Bank Indonesia plus 3% per annum. The quarterly repayment of the principal started on November 29, 2006, at Rp4,500 each quarter up to February 28, 2009.

The loan is collateralized by all equipment (Note 10) purchased from the proceeds of the credit facility and trade accounts receivable from frame relay (Note 6).

The loan also has the same restrictive covenants as the Investment Credit Facilities 2, 3 and 5 from Niaga.

e.

Investment Credit Facility 3 from Niaga

On June 29, 2004, Lintasarta obtained a loan from a credit facility from Niaga for the purchase of telecommunications equipment, computers and other supporting facilities amounting to Rp98,000. The loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 3.5% per annum. The quarterly repayment of the principal started on September 29, 2005, at Rp9,800 each quarter up to December 29, 2007.

The loan is collateralized by all equipment (Note 10) purchased from the proceeds of the credit facility, trade accounts receivable from frame relay (Note 6) and trade accounts receivable from one of Lintasarta’s customers.

The loan also has the same restrictive covenants as the Investment Credit Facilities 2, 4 and 5 from Niaga.

f.

Investment Credit Facility 5 from Niaga

On July 10, 2007, Lintasarta obtained a credit facility from Niaga amounting to Rp50,000 for the purchase of telecommunications equipment, computers and other supporting facilities. The loan bears interest at the prevailing annual rate of 1-month Certificate of Bank Indonesia plus 2.25% per annum. The quarterly repayment of the principal will start on October 10, 2008 at Rp5,000 each quarter up to January 10, 2011. As of September 30, 2007, Lintasarta has already drawn from this credit facility the amount of Rp9,463.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

LOANS PAYABLE (continued)

f.

Investment Credit Facility 5 from Niaga (continued)

The loan is collateralized by all equipment (Note 10) purchased from the proceeds of the credit facility.

The loan also has the same restrictive covenants as the Investment Credit Facilities 2, 3 and 4 from Niaga.

g.

Investment Credit Facility 2 from Niaga

On August 14, 2003, Lintasarta obtained a credit facility from Niaga amounting to Rp15,000 to finance a letter of credit facility.  The full amount was drawn down in 2004 and bore interest at 3-month time deposit rate guaranteed by Bank Indonesia plus a spread of 3% per annum.  The loan was payable in quarterly installments of Rp1,500 starting November 14, 2004 and in February 2007, the outstanding loan was fully repaid.

The loan was collateralized by all equipment (Note 10) purchased from the proceeds of the credit facilities and trade accounts receivable from frame relay (Note 6).

Lintasarta was required to obtain prior written approval from Niaga if:

-

The combined ownership of the Company and YKKBI in Lintasarta became less than 51% during the facility period.

-

Lintasarta obtained new debts (Note 17).

-

Lintasarta invested in other than Lintasarta’s current business.

Lintasarta was also required to maintain certain financial ratios including the Debt Service Coverage Ratio of not less than 1.2 : 1.

The scheduled principal payments from 2008 to 2013 of all the loans payable as of September 30, 2007 are as follows:

Twelve months ending September 30,

  2012 and

        2008

   2009

2010

2011

  2013

        Total

In rupiah

Mandiri

80,000

80,000

120,000

120,000

400,000

800,000

BCA

80,000

80,000

120,000

120,000

400,000

800,000

GSI

-

-

-

-

434,300

434,300

Niaga

27,739

18,409

-

-

-46,148

Sub-total

187,739

178,409

240,000

240,000

1,234,300

2,080,448

In U.S. dollar

FEC (US$30,400)

69,441

69,441

69,441

69,442

-

277,765

Total

257,180

247,850

309,441

309,442

1,234,300

2,358,213

Less:

- unamortized discount

(38,441

)

- unamortized debt issuance cost

(11,178)

Net

2,308,594

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE

As of September 30, 2006 and 2007, this account consists of:

2006

2007

Guaranteed Notes Due 2010 (US$300,000) - net of unamortized

notes issuance cost of Rp18,396 in 2006

and Rp14,432 in 2007

2,752,104

2,726,668

Fifth Indosat Bonds in Year 2007 with Fixed Rates - net of

unamortized bonds issuance cost of Rp7,789

-

2,592,211

Third Indosat Bonds in Year 2003 with Fixed Rates - net of

unamortized bonds issuance cost of Rp16,293 in 2006

and Rp10,255 in 2007

2,483,707

2,489,745

Guaranteed Notes Due 2012 (US$250,000) - net of unamortized

notes discount of Rp13,886 in 2006 and Rp11,863 in 2007; and

unamortized notes issuance cost of Rp29,130 in 2006 and

Rp24,884 in 2007

2,265,734

2,247,503

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

1,075,000

1,075,000

Fourth Indosat Bonds in Year 2005 with Fixed Rate - net of

unamortized bonds issuance cost of Rp7,413 in 2006 and

Rp6,176 in 2007

807,587

808,824

Indosat Sukuk Ijarah II in Year 2007 - net of unamortized bonds issuance cost of Rp1,211

-

398,789

Indosat Syari’ah Ijarah Bonds in Year 2005 - net of unamortized bonds issuance cost of Rp2,628 in 2006 and Rp2,189 in 2007

282,372

282,811

Indosat Syari’ah Mudharabah Bonds in Year 2002

175,000

175,000

Limited Bonds II issued by Lintasarta*

31,150

31,150

Limited Bonds I issued by Lintasarta**

25,292

25,292

Convertible Bonds issued by Lintasarta***

5,526

-

Total bonds payable

9,903,472

12,852,993

Less current maturities

5,526

1,050,000

Long-term portion

9,897,946

11,802,993

*

after elimination of Limited Bonds II amounting to Rp35,000 issued to the Company

**

after elimination of Limited Bonds I amounting to Rp9,564 issued to the Company

***

after elimination of Convertible Bonds amounting to Rp14,473 issued to the Company in 2006

Guaranteed Notes Due 2010

In October 2003, the Company, through IFB, issued Guaranteed Notes Due 2010 with fixed rate.
The notes have a total face value of US$300,000. The notes bear interest at the fixed rate of 7.75% per annum payable in semi-annual installments on May 5 and November 5 of each year, commencing   May 5, 2004. The notes will mature on November 5, 2010.

The notes are redeemable at the option of IFB, in whole or in part at any time on or after
November 5, 2008. The notes are redeemable at prices equal to 103.8750%, 101.9375% and 100.0000% of the principal amount during the 12-month period commencing on November 5 of 2008, 2009 and 2010, respectively. In addition, prior to November 5, 2006, IFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.75% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IFB, in whole but not in part, at any time, at a price equal to 103.5625% of the principal amount thereof, plus any accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands that would require IFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IFB (including sale, transfer, assignment,

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Guaranteed Notes Due 2010 (continued)

lease, conveyance or other disposition of all or substantially all of IFB’s assets), the holder of the notes has the right to require IFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The net proceeds, after deducting the underwriting fee and offering expenses, were used primarily to repay a portion of Indosat’s (including Satelindo’s and IM3’s) outstanding indebtedness amounting to Rp1,500,000 and US$447,500.

Based on the notes indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The notes are unconditionally and irrevocably guaranteed by the Company.

The amortization of notes issuance cost charged to operations amounted to Rp2,775 in 2006 and Rp3,000 in 2007.

On January 11, 2006, IFB released a consent solicitation statement (the “solicitation”) relating to its outstanding Guaranteed Notes Due 2010. The primary purpose of the solicitation was to modify certain covenants under the indenture of Guaranteed Notes Due 2010 to conform with the terms in the indenture of Guaranteed Notes Due 2012. The amendment to the indenture included, among others, the change in the limit of the permitted debt that could be incurred by IFB and Lintasarta, and IFB’s ability to incur new debt (Note 28).

On January 24, 2006, IFB received consents from holders of the Guaranteed Notes Due 2010 representing an aggregate principal amount of US$239,526 or 79.842% of the outstanding notes.

Based on the latest rating report, the notes currently have BB (released in July 2007) and Ba1 (released in August 2007) ratings from Standard & Poor’s (“S&P”) and Moody’s Investors Service (“Moody’s”), respectively (Note 41a).

Fifth Indosat Bonds in Year 2007 with Fixed Rates

On May 29, 2007, the Company issued its Fifth Indosat Bonds in Year 2007 with Fixed Rates (“Fifth Indosat Bonds”), with BRI as the trustee. The bonds have a total face value of Rp2,600,000. The bonds consist of two series:

•

Series A bonds amounting to Rp1,230,000 which bear interest at the fixed rate of 10.20% per annum starting May 29, 2007. These bonds will mature on May 29, 2014.

•

Series B bonds amounting to Rp1,370,000 which bear interest at the fixed rate of 10.65% per annum starting May 29, 2007. These bonds will mature on May 29, 2017.

The bonds will mature before the maturity dates if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price temporarily or as an early settlement.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Fifth Indosat Bonds in Year 2007 with Fixed Rates (continued)

PT Kustodian Sentral Efek Indonesia (“KSEI”), acting as payment agent, shall pay interest on the bonds, as follows:

Series A

:

Starting August 29, 2007 and every quarter thereafter up to May 29, 2014

Series B

:

Starting August 29, 2007 and every quarter thereafter up to May 29, 2017

The Company received the proceeds of the bonds on May 31, 2007.

The net proceeds, after deducting the underwriting fee and offering expenses, were used for capital expenditure to expand the Company’s cellular network.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

The amortization of bonds issuance cost charged to operations amounted to Rp209 in 2007.

Based on the latest rating report released in May 2007, the bonds have idAA+ (stable outlook) rating from PT Pemeringkat Efek Indonesia (“Pefindo”).

Third Indosat Bonds in Year 2003 with Fixed Rates

On October 15, 2003, the Company issued at face value its Third Indosat Bonds in Year 2003 with Fixed Rates (“Third Indosat Bonds”), with BRI as the trustee. The bonds have a total face value of Rp2,500,000 in Rp50 denomination. The bonds consist of two series:

•

Series A bonds amounting to Rp1,860,000 which bear interest at the fixed rate of 12.5% per annum for 5 years starting October 22, 2003

•

Series B bonds amounting to Rp640,000 which bear interest at the fixed rate of 12.875% per annum for 7 years starting October 22, 2003.

The bonds will mature if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the Series A bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value. The Company has also the right to make early payment for all the Series B bonds on the 4th and 6th anniversaries of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price temporarily or as an early settlement.

KSEI, acting as payment agent, pays interest on the bonds, as follows:

Series A

:

Starting January 22, 2004 and every quarter thereafter up to October 22, 2008

Series B

:

Starting January 22, 2004 and every quarter thereafter up to October 22, 2010.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Third Indosat Bonds in Year 2003 with Fixed Rates (continued)

The proceeds of the bonds were used as capital injection to Satelindo which, in turn, used the proceeds to repay its debts and Guaranteed Floating Rate Bonds (Note 1d - SIB).

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The amortization of bonds issuance cost charged to operations amounted to Rp4,052 in 2006 and Rp4,600 in 2007.

Based on the latest rating report released in May 2007, the bonds have idAA+ (stable outlook) rating from Pefindo.

Guaranteed Notes Due 2012

On June 22, 2005, the Company, through IIFB, issued Guaranteed Notes Due 2012 with fixed rate. The notes have a total face value of US$250,000 and were issued at 99.323% of their principal amount. The notes bear interest at the fixed rate of 7.125% per annum payable in semi-annual installments due on June 22 and December 22 of each year, commencing December 22, 2005. The notes will mature on June 22, 2012.

The notes will be redeemable at the option of IIFB, in whole or in part at any time on or after June 22, 2010 at prices equal to 103.5625%, 101.7813% and 100.0000% of the principal amount during the
12-month period commencing June 22, 2010, 2011 and 2012, respectively, plus accrued and unpaid interest and additional amounts, if any. In addition, prior to June 22, 2008, IIFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.125% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IIFB, in whole but not in part, at any time, at a price equal to 103.5625% of the principal amount thereof, plus any accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands that would require IIFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IIFB (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of IIFB’s assets), the holder of the notes has the right to require IIFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The net proceeds, after deducting the underwriting fee and offering expenses, were used for general corporate purposes, including capital expenditures.

Based on the notes indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The notes are unconditionally and irrevocably guaranteed by the Company.

The amortization of notes discount and issuance cost charged to operations amounted to Rp4,418 in 2006 and Rp4,756 in 2007.

Based on the latest rating report, the notes have BB (released in July 2007) and Ba1 (released in August 2007) ratings from S&P and Moody’s, respectively (Note 41a).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

On November 6, 2002, the Company issued its Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (“Second Indosat Bonds”), with BRI as the trustee. The bonds have a total face value of Rp1,075,000 in Rp50 denomination. The bonds consist of three series:

•

Series A bonds amounting to Rp775,000 which bear interest at the fixed rate of 15.75% per annum starting February 6, 2003. The Series A bonds will mature on November 6, 2007 (Note 41d).

•

Series B bonds amounting to Rp200,000 which bear interest at the fixed rate of 16% per annum for 30 years starting February 6, 2003. The bonds mature if the Company or the bondholder exercises the following options:

-

Buy Option

:

the Company has the right to make early payment for all the Series B bonds on the 5th, 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value.

-

Sell Option

:

the bondholder has the right to ask for early settlement from the Company at  100% of the bonds’ nominal value: 1) at any time, if the rating of the bonds decreases to idAA- or lower (Special Sell Option) or 2) on the 15th, 20th and 25th anniversaries of the bonds (Regular Sell Option).

•

Series C bonds amounting to Rp100,000 which bear interest at the fixed rate of 15.625% per  annum for the first year starting February 6, 2003 and floating rates for the succeeding years  until November 6, 2007 (Note 41d). The floating rates are determined using the last interest rate for three-month period of Certificates of Bank Indonesia, plus 1.625% margin. The floating rates should have a maximum limit of 18.5% and a minimum limit of 15% per annum.

KSEI, acting as payment agent, shall pay interest on the bonds, as follows:

Series A and C

:

Starting February 6, 2003 and every quarter thereafter up to November 6, 2007

Series B

:

Starting February 6, 2003 and every quarter thereafter up to November 6, 2032

-

Buy Option

:

February 6, 2003 and every quarter thereafter up to November 6, 2007, 2012, 2017, 2022 and 2027

-

Sell Option

:

February 6, 2003 and every quarter thereafter up to November 6, 2017, 2022 and 2027.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds were used to repay the working capital loan from Mandiri and time loan facility from BCA.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in May 2007, the bonds have idAA+ (stable outlook) rating from Pefindo.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Fourth Indosat Bonds in Year 2005 with Fixed Rate

On June 21, 2005, the Company issued its Fourth Indosat Bonds in Year 2005 with Fixed Rate (“Fourth Indosat Bonds”), with BRI as the trustee. The bonds have a total face value of Rp815,000 in Rp50 denomination. The bonds bear interest at the fixed rate of 12% per annum, payable on a quarterly basis. The bonds will mature on June 21, 2011.

The bonds will mature before maturity date if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price.

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties and rank pari passu with other unsecured debts.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The amortization of bonds issuance cost charged to operations amounted to Rp834 in 2006 and Rp942 in 2007.

Based on the latest rating report released in May 2007, the bonds have idAA+ (stable outlook) rating from Pefindo.

Indosat Sukuk Ijarah II in Year 2007 (“Sukuk Ijarah II”)

On May 29, 2007, the Company issued its Sukuk Ijarah II, with BRI as the trustee. The bonds have a total face value of Rp400,000. The bonds will mature on May 29, 2014.

The bonds will mature before maturity date if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price.

Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp40,800, payable on a quarterly basis starting August 29, 2007 up to May 29, 2014.

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

The Company received the proceeds of the bonds on May 31, 2007.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The amortization of bonds issuance cost charged to operations amounted to Rp42 in 2007.

Based on the latest rating report released in May 2007, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Indosat Syari’ah Ijarah Bonds in Year 2005 (“Syari’ah Ijarah Bonds”)

On June 21, 2005, the Company issued its Syari’ah Ijarah Bonds, with BRI as the trustee. The bonds have a total face value of Rp285,000 in Rp50 denomination. The bonds will mature on June 21, 2011.

Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp34,200, payable on a quarterly basis starting September 21, 2005 up to June 21, 2011.

The bonds will mature before maturity date if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price.

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The amortization of bonds issuance cost charged to operations amounted to Rp296 in 2006 and Rp334 in 2007.

Based on the latest rating report released in May 2007, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

Indosat Syari’ah Mudharabah Bonds in Year 2002 (“Syari’ah Mudharabah Bonds”)

On November 6, 2002, the Company issued its Syari’ah Mudharabah Bonds, with BRI as the trustee. The bonds have a total face value of Rp175,000 in Rp50 denomination and will mature on November 6, 2007 (Note 41e).

Each bondholder is entitled to a revenue-sharing income [Pendapatan Bagi Hasil (“PBH”)], which is determined on the basis of the bondholder’s portion (Nisbah) of the Shared Revenue (Pendapatan Yang Dibagihasilkan). Shared revenue refers to the operating revenue of Satelindo and IMM earned from their satellite and internet services, respectively. The bondholders’ portions (expressed in percentages) of the satellite and internet services revenue are as follows:

Percentage (%)

Year

Satellite

Internet

1

6.91

10.75

2

6.91

9.02

3

6.91

7.69

4

6.91

6.56

5

6.91

5.50

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Indosat Syari’ah Mudharabah Bonds in Year 2002 (“Syari’ah Mudharabah Bonds”) (continued)

Based on an agreement reached between the Company and the bondholders in the Syari’ah Mudharabah Bondholders’ General Meeting held on October 1, 2003, the shared revenue which previously referred to the operating revenue of Satelindo earned from its satellite services was changed to the operating revenue of the Company earned from the same services. The bondholders’ portions (expressed in percentages) of the Company’s satellite revenue also changed as follows:

Year

Percentage (%)

1

6.91

2

9.34

3

9.34

4

9.34

5

9.34

KSEI, acting as payment agent, pays quarterly the revenue-sharing income on the bonds starting February 6, 2003 until November 6, 2007.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as a security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds replaced the Company’s internal funds used for the development of its cellular business through the acquisition of Satelindo.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in May 2007, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

Limited Bonds II issued by Lintasarta

On June 14, 2006, Lintasarta entered into an agreement with its stockholders for the former to issue limited bonds II amounting to Rp66,150. The limited bonds represent unsecured bonds which will mature on June 14, 2009 and bear interest at the floating rates determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rate is 19% and the minimum limit is 11% per annum. The interest is payable on a quarterly basis starting September 14, 2006.

On July 17, 2006, Lintasarta obtained approval from Niaga on the issuance of the limited bonds II  (Note 16).

The proceeds of the limited bonds II were used for capital expenditure to expand Lintasarta’s telecommunication peripherals.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

Limited Bonds I issued by Lintasarta

In June 2003, Lintasarta entered into an agreement with its stockholders for the former to issue limited bonds I amounting to Rp40,000. The limited bonds represented unsecured bonds which matured on June 2, 2006 and bore interest at the fixed rate of 16% per annum for the first year and floating rates for the succeeding years. The floating rates were determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rate is 19% and the minimum limit is 11% per annum. Lintasarta paid interest on the bonds quarterly starting September 2, 2003.

On the maturity date, Lintasarta paid a certain portion of limited bonds I amounting to Rp5,144 and subsequently extended the maturity date of the remaining balance of Rp34,856 until June 2, 2009. The extension of maturity date was made based on the first amendment dated June 14, 2006 of the Limited Bonds I Agreement. These bonds bear interest at floating rates determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rate is 19% and the minimum limit is 11% per annum. The interest is payable on a quarterly basis.

On July 17, 2006, Lintasarta obtained approval from Niaga on the changes in maturity date and nominal value of the limited bonds I (Note 16).

Convertible Bonds issued by Lintasarta

At Lintasarta’s Stockholders’ Annual General Meeting held in March 2002, the stockholders approved, among others, the declaration of cash dividend amounting to Rp25,300 of which Rp4,149 (net of tax) was paid in June 2002. The remaining dividend was distributed in the form of unsecured convertible bonds, which bore interest at the annual fixed rate of 19% and paid on a quarterly basis. The bonds were converted into Lintasarta’s common stock at par value of Rp1,000,000 per share on the bonds’ maturity date on June 3, 2007 (Note 1d).

On May 23, 2003, Lintasarta obtained approval from Niaga on the issuance of the convertible bonds (Note 16).

Based on the first amendment dated July 12, 2004 of the Convertible Bonds Agreement, the fixed interest rate of the convertible bonds issued by Lintasarta had been changed to become a floating rate. The floating rate was determined using the average rate for 6-month rupiah time deposits with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rate was 19% and the minimum limit was 11% per annum. The first amendment was effective starting July 1, 2004.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17.

BONDS PAYABLE (continued)

The scheduled principal payments of all the bonds payable outstanding as of September 30, 2007 are as follows:

Twelve months ending September 30,

2012 and

2008

   2009

 2011

thereafter*

Total

In U.S. dollar

Guaranteed Notes *

Due 2010 (US$300,000)

-

-

        2,741,100

-

2,741,100

Due 2012 (US$250,000)

-

-

-

     2,284,250

2,284,250

Sub-total

-

-

2,741,100

2,284,250

5,025,350

In rupiah

Fifth Indosat Bonds *

-

-

-

2,600,000

2,600,000

Third Indosat Bonds *

-

1,860,000

640,000

-2,500,000

Second Indosat Bonds *

875,000

-

-

200,000

1,075,000

Fourth Indosat Bonds *

-

-

815,000

-

815,000

Sukuk Ijarah II *

-

-

-

400,000

400,000

Syari’ah Ijarah Bonds *

-

-

285,000

-

285,000

Syari’ah Mudharabah Bonds

175,000

-

-

-175,000

Limited Bonds II of Lintasarta

-

31,150

-

-

31,150

Limited Bonds I of Lintasarta

-

25,292

-

-

25,292

Sub-total

1,050,000

1,916,442

1,740,000

3,200,000

7,906,442

Total

1,050,000

1,916,442

4,481,100

5,484,250

12,931,792

Less:

-

unamortized notes issuance cost

(39,316

)

-

unamortized bonds issuance cost

(27,620

)

-

unamortized notes discount

(11,863

)

Net

12,852,993

*  Refer to previous discussion on early repayment options for each bond/note.

18.

OTHER NON-CURRENT LIABILITIES

This account consists mainly of non-current portions of post-retirement benefits, benefits under Labor Law No. 13/2003 (Note 29), other employee benefits and deposits from customers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

19.

CAPITAL STOCK

The Company’s capital stock ownership as of September 30, 2006 and 2007 is as follows:

Number of

Percentage

Shares Issued

of Ownership

Stockholders

and Fully Paid

Amount

(%)

2006

A Share

Government of the Republic

of Indonesia

1

-

-

B Shares

Indonesia Communications

Limited, Mauritius

2,171,250,000

217,125

39.96

Government of the Republic

of Indonesia

776,624,999

77,662

14.29

Indonesia Communications Pte.

Ltd., Singapore

46,340,000

4,634

0.85

Commissioners:

Lee Theng Kiat

135,000

14

0.00

Roes Aryawijaya

135,000

14

0.00

Setyanto P. Santosa

135,000

14

0.00

Directors:

Wityasmoro Sih Handayanto

337,500

34

0.01

Wahyu Wijayadi

252,500

25

0.01

Raymond Tan Kim Meng

222,500

22

0.01

Wong Heang Tuck

200,000

20

0.00

Joseph Chan Lam Seng

150,000

15

0.00

Johnny Swandi Sjam

30,000

3

0.00

S. Wimbo S. Hardjito

2,500

-

-

Others (each holding below 5%)

2,438,118,500

243,811

44.87

Total

5,433,933,500

543,393

100.00

2007

A Share

Government of the Republic

of Indonesia

1

-

-

B Shares

Indonesia Communications

Limited, Mauritius

2,171,250,000

217,125

39.96

Government of the Republic

of Indonesia

776,624,999

77,662

14.29

Indonesia Communications Pte.

Ltd., Singapore

46,340,000

4,634

0.85

Commissioner:

Lee Theng Kiat

135,000

14

0.00

Directors:

Wahyu Wijayadi

252,500

25

0.01

Raymond Tan Kim Meng

222,500

22

0.01

Wong Heang Tuck

100,000

10

0.00

Johnny Swandi Sjam

30,000

3

0.00

Fadzri Sentosa

10,000

1

0.00

Others (each holding below 5%)

2,438,968,500

243,897

44.88

Total

5,433,933,500

543,393

100.00

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

19.

CAPITAL STOCK (continued)

The “A” share is a special share held by the Government of the Republic of Indonesia and has special voting rights. The material rights and restrictions which are applicable to the “B” shares are also applicable to the “A” share, except that the Government may not transfer the “A” share, and it has a veto right with respect to (i) amendment to the objective and purposes of the Company; (ii) increase of capital without pre-emptive rights; (iii) merger, consolidation and acquisition; (iv) amendment to the provisions regarding the rights of “A” share as stipulated in the Articles of Association; and (v) dissolution and liquidation of the Company. The “A” share also has the right to appoint one director and one commissioner of the Company.

Based on a letter dated March 2, 2004 from ICL to the Company regarding a notification of pledge of shares with respect to shares of the Company, ICL informed the Company that ICL pledged substantially all of its “B” Shares as collateral for a loan facility obtained by STT Communications Limited, the sole shareholder of ICL, from third parties.

On May 5, 2006, Indonesia Communications Pte. Ltd., Singapore (“ICLS”), a wholly-owned subsidiary of STT Communications Limited (“STTC”), informed BAPEPAM that ICLS acquired 46,340,000 “B” shares of the Company from the market.

On February 27, 2007, the Company received a notification letter from Standard Chartered Bank, security agent, releasing the pledge of ICL's investment in the Company's equity shares in relation to the loan facility obtained by STTC.

On March 1, 2007, STTC sold its 25% ownership in Asia Mobile Holdings Pte. Ltd. (“AMH”) to Qatar Telecom (“Qtel”). As a result, STTC’s ownership in AMH decreased to 75%. AMH directly owned ICL and ICLS.

As of September 30, 2006 and 2007, ICL and ICLS owned an aggregate of 2,217,590,000 “B” shares, representing 40.81% ownership in the Company.

In connection with the exercise of ESOP Phase I and Phase II from August 1, 2004 and August 1, 2005, respectively, 256,433,500 “B” shares had been issued as of July 31, 2006 (Note 20) at a total premium of Rp873,512.

20.

STOCK OPTIONS

At the Company’s Annual Stockholders’ General Meeting held on June 26, 2003, the stockholders resolved to, among others, issue 258,875,000 Company “B” shares in reserve which were equal to 5% of the Company’s issued and fully paid capital with nominal value of Rp100 per share by implementing BAPEPAM Regulation No. IX.D.4, “Capital Increases Without Pre-emptive Rights”, which would be allocated to the employees through an Employee Stock Option Program (“ESOP”). The exercise price for ESOP Phase I was 90% of the average closing price [i.e. Rp1,567.4 (in full amount)] of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement for the above-mentioned Annual Stockholders’ General Meeting.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

20.

STOCK OPTIONS (continued)

The ESOP had been distributed in two phases:

a.

Phase I: 50% of the ESOP shares or 129,437,500 stock options had been distributed to the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2003 with one year vesting period. The exercise period for the options was one year commencing August 1, 2004.

b.

Phase II: 50% of the ESOP shares or 129,437,500 stock options had been distributed to the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2004 with one year vesting period. The exercise period for the options was one year commencing August 1, 2005.

At the Company’s Annual Stockholders’ General Meeting held on June 22, 2004, the stockholders resolved, among others, that the exercise price for ESOP Phase II was 90% of the average closing price [i.e. Rp3,702.6 (in full amount)] of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement for the 2004 Annual Stockholders’ General Meeting.  It was also resolved that the undistributed ESOP shares from ESOP Phase I would be reallocated for distribution in ESOP Phase II.

In 2004, the Company made an adjustment to decrease the compensation expense of ESOP Phase I as a result of options being forfeited amounting to Rp3,609.

The total fair values of stock options distributed under ESOP Phase I and Phase II were Rp55,932 and Rp155,681, respectively.

The fair values of stock options under ESOP Phase I and Phase II were computed by adopting the Black-Scholes option pricing model and applying the following assumptions:

Phase I

Phase II

Risk-free interest rate

10.00%

8.90%

Expected dividend yield

4.36%

3.50%

Expected volatility

36.50%

37.00%

Expected option period

2 years

2 years

Based on a decree dated January 28, 2005 of the Board of Directors, the 7,847,000 forfeited shares under ESOP Phase I were added to the total shares to be distributed in ESOP Phase II resulting in the number of shares allocated in ESOP Phase II to become 137,284,500 shares. The vesting period for the additional shares granted in ESOP Phase II was the same as that for the original ESOP Phase II, which was up to July 31, 2005.

The numbers of forfeited shares at the end of the vesting period of ESOP Phase I and ESOP Phase II were 162,500 shares (equivalent to Rp75) and 2,279,000 shares (equivalent to Rp2,584), respectively.

At the end of each exercise period, the numbers of stock options under ESOP Phase I and Phase II exercised by the employees were 121,428,000 and 135,005,500 shares, respectively (Note 19).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

21.

OPERATING REVENUES - CELLULAR

This account consists of:

2006

2007

Usage charges

3,813,669

4,727,131

Features

2,166,716

2,947,202

Interconnection income

523,216

1,333,298

Connection fee

78,126

61,060

Monthly subscription charges

6,639

12,763

Others

53,054

64,995

Total

6,641,420

9,146,449

The above interconnection income includes interconnection income from related parties amounting to Rp311,413 and Rp960,704 in 2006 and 2007, respectively (Note 30).

22.

OPERATING REVENUES - MIDI

This account consists of:

2006

2007

Related parties

Frame net

65,362

78,207

World link and direct link

72,028

74,273

IP VPN

37,157

58,032

Application services

30,850

43,593

Internet

41,511

23,184

Leased line

23,400

17,622

Satellite lease

19,854

10,408

Digital data network

5,238

9,775

Others

8,668

9,905

Sub-total

304,068

324,999

Third parties

Internet

274,069

364,729

IP VPN

  130,841

214,044

World link and direct link

153,704

200,187

Frame net

229,722

172,715

Leased line

84,513

104,538

Digital data network

110,133

87,118

Satellite lease

80,479

59,864

Application services

19,744

25,832

Others

26,078

14,197

Sub-total

1,109,283

1,243,224

Total

1,413,351

1,568,223

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

23.

OPERATING REVENUES - FIXED TELECOMMUNICATION

The “Operating Revenues - Fixed Telecommunication” account represents the Company’s share of revenue from the following:

2006

2007

International Calls

Incoming calls

401,205

696,709

Outgoing calls

240,075

222,056

Fixed Wireless

101,123

159,182

Fixed Line

72,521

86,319

Others

2,249

1,042

Total

817,173

1,165,308

Net settlements from other foreign telecommunications carriers of international telephone services amounted to Rp574,856 and Rp593,448 in 2006 and 2007, respectively.

Operating revenues from related parties amounted to Rp135,435 and Rp252,556 in 2006 and 2007, respectively. These amounts represent 16.57% and 21.67% of total operating revenues - fixed telecommunication in 2006 and 2007, respectively (Note 30).

24.

OPERATING EXPENSES - PERSONNEL

This account consists of:

2006

2007

Salaries

243,948

261,499

Bonuses

106,266

239,028

Incentives and other employee benefits

208,703

194,121

Employee income tax

130,387

169,920

Outsourcing

104,227

97,822

Postretirement healthcare benefit

59,257

76,826

Early retirement*

48,019

67,669

Medical expense

41,932

38,349

Pension (Note 29)

14,060

34,795

Separation, appreciation and compensation expense

under Labor Law No. 13/2003 (Note 29)

19,190

17,371

Others

4,987

7,645

Total

980,976

1,205,045

*

On June 27, 2006, the Company’s Directors issued Decree No. 051/DIREKSI/2006, “Additional Benefits for Voluntarily Resigned Employees”. Under this decree, employees qualified for early retirement and who voluntarily resigned after the approval from the Board of Directors were given benefits of additional remuneration, traveling and training package.  During the nine months ended September 30, 2007, there were additional 108 employees who took the option.

The personnel expenses capitalized to properties under construction and installation in 2006 and 2007 amounted to Rp23,225 and Rp31,660, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

25.

OPERATING EXPENSES - ADMINISTRATION AND GENERAL

This account consists of:

2006

2007

Rent

91,210

89,458

Provision for doubtful accounts

78,386

81,619

Professional fees

38,842

75,373

Travel

51,410

65,933

Utilities

35,857

39,492

Training, education and research

18,998

24,841

Catering

26,900

24,535

Insurance

26,541

20,769

Others

86,390

95,551

Total

454,534

517,571

26.

OPERATING EXPENSES - COMPENSATION TO TELECOMMUNICATIONS CARRIERS AND SERVICE PROVIDERS

This account consists of compensation to the following:

2006

2007

Telkom

263,291

711,862

Other telecommunications carriers and

service providers

18,020

526,680

Total

281,311

1,238,542

The compensation expenses consist of interconnection and other expenses of the Company.

Interconnection relates to the expenses for the interconnection between the Company’s telecommunications networks and those owned by Telkom or other telecommunications carriers
(Note 2n).

Other expenses charged by Telkom relate to the billings for the use of circuit, infrastructure rental and billing processing services provided by Telkom (Note 30). Other expenses charged by other telecommunications carriers mainly consist of billings for the use of their circuits.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

26.

OPERATING EXPENSES - COMPENSATION TO TELECOMMUNICATIONS CARRIERS AND SERVICE PROVIDERS (continued)

The Company, Satelindo and IM3 have interconnection arrangements with domestic and overseas operators (Notes 30 and 37). The operating revenues from interconnection services are presented on a gross basis, except for those which are under contractual sharing arrangements (Note 2n). In 2007, the Company entered into several memoranda of understanding to amend the existing revenue-sharing arrangements and to reflect the new cost-based interconnection scheme based on  Regulation No. 08/PER/M.KOMINFO/02/2006 of the Ministry of Communications and Information Technology (Note 36).

The effects of these new arrangements on the Company’s 2007 consolidated financial statements are to increase the operating revenues and operating expenses by Rp996,139 each.

27.

OPERATING EXPENSES - OTHER COSTS OF SERVICES

This account consists of:

2006

2007

Radio frequency fee

329,373

503,802

Cost of SIM cards and pulse reload vouchers

271,281

236,751

Utilities

144,111

202,284

Rent

102,027

132,587

Concession fee

84,645  104,760

USO (Note 36)

64,863

78,570

Delivery and transportation

36,161

54,206

Billing and collection

45,485

36,882

Others

127,473

75,656

Total

1,205,419

1,425,498

28.

OTHER EXPENSES - FINANCING COST

This account consists of:

2006

2007

Interest on loans and bonds

909,984

1,004,181

Amortization of debt and bonds issuance

costs and discount (Notes 16 and 17)

20,420

21,008

Bank charges

2,639

3,434

Consent solicitation (Note 17)

13,401

-

Total

946,444

1,028,623

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

PENSION PLAN

The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their qualified permanent employees.

Defined Benefit Pension Plan

The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on the employees’ most recent basic salary and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya.

Based on an amendment dated December 22, 2000 of the Company’s pension plan, which was further amended on March 29, 2001, the benefits and premium payment pattern were changed.
Before the amendment, the premium was regularly paid annually until the plan would be fully funded and the benefits consisted of retirement benefit (regular monthly or lump-sum pension) and death insurance. In conjunction with the amendment, the plan would be fully funded after making installment payments up to January 2002 of the required amount to fully fund the plan determined as of  September 1, 2000. The amendment also includes an additional benefit in the form of thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri (“Moslem Holiday”).

The amendment covers employees registered as participants of the pension plan as of
September 1, 2000 and includes an increase in basic salary pension by 9% compounded annually starting from September 1, 2001. The amendment also stipulates that there will be no increase in the premium even in cases of mass employee terminations or changes in marital status.

The total premium installments based on the amendment amounted to Rp355,000, which was paid on due dates.

On March 1, 2007, the Company entered into an agreement with Jiwasraya to provide defined death insurance plan to 1,276 employees as of January 1, 2007, who are not covered by the defined benefit pension plan as stated above. Based on the agreement, a participating employee will receive:

•

Expiration benefit equivalent to the cash value at the end of the insurance period, or

•

Death benefit not due to accident equivalent to 100% of insurance money plus cash value when the employee dies not due to accident, or

•

Death benefit due to accident equivalent to 200% of insurance money plus cash value when the employee dies due to accident, or

•

Cash value on the date the employee retires from the Company.

The premium of Rp7,600 was fully paid on March 29, 2007.

On June 25, 2003, Satelindo entered into an agreement with Jiwasraya to amend the benefit and premium payment pattern of the former’s pension plan. The amendment covers employees registered as participants of the pension plan as of December 25, 2002 up to June 25, 2003. Other new conditions include the following:

•

An increase in pension basic salary at 6% compounded annually starting from December 25, 2002

•

Thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri

•

An increase in periodic payment of retirement benefit at 6% compounded annually starting one year after receiving periodic retirement benefit for the first time

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On April 15, 2005, Lintasarta entered into an agreement with Jiwasraya to replace their existing agreement. Based on the new agreement, the benefits and premium payment pattern were changed. This agreement is effective starting January 1, 2005. The total premium installments based on the agreement amount to Rp61,623 which is payable in 10 annual installments starting 2005 until 2015.

The new agreement covers employees registered as participants of the pension plan as of April 1, 2003. The conditions under the new agreement include the following:

•

An increase in basic salary pension by 3% (previously was estimated at 8%) compounded annually starting April 1, 2003

•

An increase in periodic payment of retirement benefit at 5% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On May 2, 2005, Lintasarta entered into an agreement with Jiwasraya to amend the above agreement. The amendment covers employees registered as participants of the pension plan as of April 1, 2003 up to November 30, 2004 with additional 10 annual premium installments totalling Rp1,653 which are payable starting 2005 until 2015.

The total contributions of the Company and Lintasarta to Jiwasraya amounted to Rp9,999 and Rp17,568 for the nine months ended September 30, 2006 and 2007, respectively.

The net periodic pension cost for the pension plans for the nine months ended September 30, 2006 was calculated based on the actuarial valuations as of December 31, 2005.  The net periodic pension cost for the pension plans for the nine months ended September 30, 2007 was calculated based on the actuarial valuations as of December 31, 2006 and June 30, 2007. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2006

2007

Annual discount rate

13.0%

9.5 - 10.5%

Expected annual rate of return on plan assets

10.0%

4.5 - 10.0%

Annual rate of increase in compensation

3.0 - 9.0%

3.0 - 9.0%

Mortality rate

CSO 1980

CSO 1980

a.

The composition of the net periodic pension cost for the nine months ended September 30, 2006 and 2007 is as follows:

2006

2007

Service cost

22,335

31,002

Interest cost

47,732

49,827

Net amortization

-

4,182

Immediate recognition of past service cost - vested benefit

-

3,335

Return on plan assets

(56,007

)

(53,551

)

Net periodic pension cost (Note 24)

14,060

34,795

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

b.

The funded status of the plans as of September 30, 2006 and 2007 is as follows:

2006

2007

Plan assets at fair value

784,264

753,356

Projected benefit obligation

(568,467

)

(728,365)

Excess of plan assets over projected benefit obligation

215,797

24,991

Unrecognized actuarial loss

38,614

191,896

Total prepaid pension cost

254,411

216,887

c.

Movements in the prepaid pension cost during the nine months ended September 30, 2006 and 2007 are as follows:

2006

2007

Beginning balance

Company

255,899

225,296

Lintasarta

2,573

8,278

Net periodic pension cost

Company

(13,248

)

(31,691

)

Lintasarta

(812

)

(3,104

)

Benefit payment

Company

-

540

Contribution to Jiwasraya

Company

-

7,600

Lintasarta

9,999

9,968

Ending balance

Company

242,651

201,745

Lintasarta

11,760

15,142

d.

Prepaid pension cost consists of:

2006

2007

Prepaid pension:

Current portion (presented as part of “Prepaid Expenses”)

Company

17,665

3,424

Lintasarta

1,082

118

18,747

3,542

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

d.

Prepaid pension cost consists of (continued):

2006

2007

Long-term portion

Company

224,986

198,321

Lintasarta

10,678

15,024

235,664

213,345

254,411

216,887

Plan assets as of September 30, 2006 and 2007 principally consisted of time deposits, debt securities, long-term investment in shares of stock and property.

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3’s employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10% - 20% of their basic salaries, while the Company does not contribute to the plans. Total contributions of the employees for the nine months ended September 30, 2006 and 2007 amounted to Rp12,604 and Rp11,901, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

Labor Law No. 13/2003

The Company, Lintasarta and IMM also accrue benefits under Labor Law No. 13/2003 (“Labor Law”) dated March 25, 2003. Their employees will receive the benefits under this law or defined benefit pension plan, whichever amount is higher.

The net periodic Labor Law cost for the nine months ended September 30, 2006 and 2007 was calculated based on the actuarial valuations as of December 31, 2005 and 2006, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2006

2007

Annual discount rate

13.0%

10.5%

Annual rate of increase in compensation

11.0 - 12.0%

10.0%

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

PENSION PLAN (continued)

Labor Law No. 13/2003 (continued)

a.

The composition of the periodic Labor Law cost for the nine months ended September 30, 2006 and 2007 is as follows:

2006

2007

Service cost

9,915

10,015

Interest cost

8,267

6,880

Net amortization

1,008

476

Periodic Labor Law cost (Note 24)

19,190

17,371

b.

The composition of the accrued Labor Law cost as of September 30, 2006 and 2007 is as follows:

2006

2007

Projected benefit obligation

(100,084

)

(100,537

)

Unrecognized actuarial loss

28,961

18,343

Accrued Labor Law cost

(71,123

)

(82,194

)

c.

Movements in the accrued Labor Law cost during the nine months ended September 30, 2006 and 2007 are as follows:

2006

2007

Beginning balance

Company

51,586

62,972

Lintasarta

3,887

5,450

IMM

482

978

Periodic Labor Law cost

Company

17,853

14,863

Lintasarta

975

1,965

IMM

362

543

Benefit payment

Company

(4,022

)

(4,577

)

Ending balance

Company

65,417

73,258

Lintasarta

4,862

7,415

IMM

844

1,521

As of September 30, 2006 and 2007, the current portion of Labor Law cost included in accrued expenses (Note 15) amounted to Rp2,458 and Rp1,689, respectively, and the non-current portion included in non-current liabilities (Note 18) amounted to Rp68,665 and Rp80,505, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

Amount

  Percentage to Total Assets/Liabilities (%)

2006

2007

2006

2007

Cash and cash equivalents (Note 4)

State-owned banks

1,485,231

2,874,854

4.39

6.97

Private banks

280,804

668,478

0.83

1.62

Total

1,766,035

3,543,332

5.22

8.59

Accounts receivable - trade

StarHub Pte. Ltd. (“StarHub”), Singapore

45,695

56,581

0.13

0.14

Singapore Telecommunications Ltd.

(“SingTel”), Singapore

43,798

44,627

0.13

0.11

PT Televisi Republik Indonesia

(Persero) (“TVRI”)

43,070

44,362

0.130.11

State-owned banks

36,352

38,816

0.110.09

Telkom

141,535

32,312

0.42

0.08

PT Pos Indonesia (Persero)

9,162

9,063

0.03

0.02

Private banks

19,191

8,860

0.06

0.02

PSN

3,556

5,539

0.01

0.01

PT Citra Sari Makmur (“CSM”)

4,768

4,517

0.01

0.01

PT Telekomunikasi Selular (“Telkomsel”)

2,699

4,461

0.01

0.01

Ministry of Communications and

Information Technology

1,644

3,795

0.00

0.01

Others

20,631

27,978

0.06

0.07

Total

372,101

280,911

1.10

0.68

Less allowance for doubtful accounts

133,355

83,898

0.39

0.20

Net

238,746

197,013

0.71

0.48

Prepaid expenses

Ministry of Communications and

Information Technology

60,167

422,868

0.18

1.02

Jiwasraya

18,747

3,542

0.05

0.01

Kopindosat

2,276

2,901

0.01

0.01

Others

2,174

2,243

0.01

0.01

Total

83,364

431,554

0.25

1.05

Other current assets

State-owned banks

15,608

30,375

0.05

0.07

Due from related parties

Directorate General of Customs and

Excise

-

24,668

-

0.06

Key management personnel

12,651

9,409

0.04

0.02

Telkomsel

10,519

6,372

0.03

0.02

Kopindosat

6,197

5,949

0.020.01

State-owned bank

1,209

2,274

0.00

0.01

Others

1,355

701

0.01

0.00

Total

31,931

49,373

0.10

0.12

Less allowance for doubtful accounts

2,457

2,219

0.01

0.01

Net

29,474

47,154

0.09

0.11

Long-term prepaid pension

Jiwasraya

235,664

213,345

0.70

0.52

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

2006

2007

2006

2007

Long-term advances

PT Industri Telekomunikasi

Indonesia (Persero)

-

5,169

-

0.01

Kopindosat

2,663

1,648

0.01

0.00

Others

963

2,674

0.00

0.01

Total

3,626

9,491

0.01

0.02

Non-current assets - others

State-owned banks

31,952

37,351

0.09

0.09

Telkom

23,883

24,164

0.07

0.06

Kopindosat

6,527

11,159

0.02

0.03

Others

6,943

3,865

0.02

0.01

Total

69,305

76,539

0.20

0.19

Accounts payable - trade

Optus

2,633

2,681

0.010.01

Telkom

1,618

2,390

0.01

0.01

Telkomsel

10,930

1,943

0.06

0.01

Kopindosat

1,192

885

0.010.00

Others

494

1,033

0.00

0.01

Total

16,867

8,932

0.09

0.04

Procurement payable

PT Industri Telekomunikasi

Indonesia (Persero)

33,596

103,168

0.180.41

Kopindosat

31,584

39,817

0.17

0.16

PT NexWave

2,890

20,655

0.01

0.08

PT SCS Astra Graphia Technologies

7,926

7,575

0.04

0.03

Total

75,996

171,215

0.40

0.68

Accrued expenses

Ministry of Communications and

Information Technology

117,261

282,539

0.62

1.13

Kopindosat

13,191

12,452

0.07

0.05

Telkom

1,018

7,028

0.01

0.03

Key management personnel

36,632

6,160

0.19

0.02

Others

1,864

5,510

0.01

0.02

Total

169,966

313,689

0.90

1.25

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

2006

2007

2006

2007

Other Current Liabilities

Directorate General of Customs and

Excise

-

42,096

-

0.17

Telkomsel

1,664

1,664

0.010.01

Starhub

135

135

0.00

0.00

Total

1,799

43,895

0.01

0.18

Due to related parties

Indonesia Comnet Plus (“Comnet”)

2,230

13,576

0.01

0.05

TVRI

2,262

2,262

0.010.01

State-owned banks

1,875

1,875

0.010.01

Kopindosat

1,490

1,490

0.010.01

PT Pos Indonesia (Persero)

10,048

677

0.05

0.00

Others

1,650

3,733

0.010.01

Total

19,555

23,613

0.10

0.09

Loans payable

State-owned banks

634,248

795,000

3.36

3.18

Other non-current liabilities

Telkomsel

13,525

11,861

0.07

0.05

StarHub

1,024

889

0.01

0.00

Total

14,549

12,750

0.08

0.05

Percentage to Respective Income

Amount

or Expenses (%)

2006

2007

2006

2007

Operating revenues

Telkom

439,794

900,390

4.96

7.58

Telkomsel

7,405

308,673

0.08

2.60

State-owned banks

136,541

143,436

1.54

1.21

Private banks

4,032

38,735

0.05

0.33

SingTel

51,754

37,594

0.58

0.32

StarHub

35,447

36,130

0.40

0.30

Ministry of Communications

and Information Technology

1,495

6,724

0.02

0.06

CSM

8,557

6,184

0.10

0.05

PSN

3,974

5,555

0.04

0.05

PT Angkasa Pura (Persero)

3,724

4,148

0.04

0.03

Lembaga Kantor Berita Negara

(“LKBN”) Antara

10,761

3,311

0.12

0.03

TVRI

2,338

3,096

0.03

0.03

PT Pos Indonesia (Persero)

942

2,183

0.01

0.02

Others

44,152

42,100

0.49

0.34

Total

750,916

1,538,259

8.46

12.95

Operating expenses

Compensation to telecommunication

s

carriers and service providers

Telkom

263,291

711,862

4.10

8.21

Telkomsel

928

343,722

0.01

3.96

Total

264,219

1,055,584

4.11

12.17

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.  ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Percentage to Respective Income

Amount

or Expenses (%)

2006

2007

2006

2007

Personnel

Kopindosat

77,458

97,852

1.21

1.13

Key management personnel

100,543

97,287

1.56

1.12

Jiwasraya

14,060

34,795

0.22

0.40

Total

192,061

229,934

2.99

2.65

Maintenance

Kopindosat

3,899

6,881

0.06

0.08

SingTel6811,8780.01

0.02

Total

4,580

8,759

0.07

0.10

Administration and general

Kopindosat

38,284

34,759

0.60

0.40

PLN

30,225

32,255

0.47

0.37

UGBDN

3,466

3,803

0.05

0.05

Others

187

2,591

0.00

0.03

Total

72,162

73,408

1.12

0.85

Leased circuits

Comnet

26,421

23,241

0.41

0.27

SingTel

15,435

15,305

0.24

0.18

StarHub

4,987

7,065

0.08

0.08

Others

-

1,575

-

0.01

Total

46,843

47,186

0.73

0.54

Other costs of services

Ministry of Communications

and Information Technology

478,881

687,132

7.45

7.92

Others

-

1,671

-

0.02

Total

478,881

688,803

7.45

7.94

Other income (expenses)

Interest income

State-owned banks

85,960

87,807

8.02

7.74

Others

15,956

1,216

1.49

0.11

Financing cost

State-owned banks

(45,012

)

(45,249

)

(4.20

)

(3.99)

Others

(4,201

)

(5,001

)

(0.39

)

(0.44)

Net

52,703

38,773

4.92

3.42

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

The following are the significant agreements/transactions with related parties:

a.

Telkom

(1)

a.

Fixed telecommunication services

On September 23, 2005, the Company and Telkom signed an agreement regarding the interconnection of local, long-distance and international fixed networks.

The principal matters covered by the agreement are as follows:

•

Interconnection between the Company’s and Telkom’s local, long-distance and international fixed networks enables the Company’s fixed telecommunication service subscribers to make or receive calls to or from Telkom’s subscribers or international gateways.

•

The Company’s and Telkom’s international services are accessible and continuously open to each other’s fixed networks.

•

The Company and Telkom are responsible for their respective telecommunications facilities.

•

The compensation arrangement for the services provided is based on interconnection tariffs determined by both parties.

•

Each party handles subscriber billing and collection for the other party’s international calls service used by the other party’s subscribers. Each party has to pay the other party 1% of the collections made by the other party, plus the billing process expenses which are fixed at Rp82 (in full amount) per record of outgoing call as compensation for billing processing.

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that are effective starting January 1, 2007 (Note 36).

Receivables from Telkom are settled according to payments received by Telkom from the respective customers. These receivables are non-interest bearing.

Under a cooperation agreement with Telkom, the compensation of Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company’s collected revenues from such services.

The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

b.

Cellular Services

On December 1, 2005, the Company and Telkom signed an agreement regarding the interconnection between the Company’s cellular telecommunication network with Telkom’s fixed telecommunication network. Under this agreement, the interconnection between the Company’s cellular telecommunication network and Telkom’s fixed telecommunication network enables the Company’s cellular subscribers to make or receive calls to or from Telkom’s fixed telecommunication subscribers.

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that are effective starting January 1, 2007 (Note 36).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

a.

Telkom (continued)

(2)

In 1994, Satelindo entered into a land transfer agreement with Telkom for the transfer of Telkom’s rights to use 134,925 square meters of land located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The Land Transfer Agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$40,000 less Rp43,220, and could be extended based on mutual agreement. This agreement was subsequently superseded by a land rental agreement dated December 6, 2001, generally under the same terms as those of the Land Transfer Agreement.

(3)

In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease transponder to Lintasarta. This agreement has been amended several times, the latest amendment of which is based on the seventh amendment agreement dated November 8, 2007. Transponder lease expense charged to operations amounting to Rp4,167 and Rp11,753 in 2006 and 2007, respectively, is presented as part of “Operating Expenses - Compensation to Telecommunications Carriers and Service Providers”.

The following is a summary of the significant transactions of the Company and Lintasarta with Telkom:

Percentage to Respective Income

Amount

or Expenses (%)

2006

2007

2006

2007

Net operating revenues

439,794

900,390

4.96

7.58

Operating expenses

263,291

711,862

4.10

8.21

b.

Key Management Personnel

The amounts due from key management personnel represent portions of housing and transportation allowances which were given in advance by the Company to its employees and transformation incentive (incentive given to employees to encourage them to adapt to the transformation of the business of the Company from fixed line international provider to cellular operator) which are amortized over the average remaining service period of the employees.
The prepaid/unamortized portions of housing and transportation advances and transformation incentives which were given to key management personnel in 2006 and 2007 amounted to Rp12,651 and Rp9,409, respectively, and are presented as part of “Due from Related Parties”. Those given to non-key management personnel amounting to Rp3,362 and Rp4,589 as of
September 30, 2006 and 2007, respectively, are presented as part of “Accounts Receivable - Others” for the current portion, and Rp104,955 and Rp100,990 as of September 30, 2006 and 2007, respectively, as “Long-term Receivables” for the non-current portion.

The management believes that the allowance provided on accounts receivable - trade and others from related parties is adequate to cover possible loss from uncollectible accounts.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

The relationship and nature of account balances/transactions with other related parties are as follows:

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

  1.

State-owned banks

Affiliate

Cash and cash equivalents,

loans payable and operating

revenues - MIDI

  2.

Private banks

Affiliate

Cash and cash equivalents,

loans payable and operating

revenues - MIDI

  3.

StarHub

Affiliate

Operating revenues -

international calls

  4.

SingTel

Affiliate

Operating revenues -

international calls

  5.

TVRI

Affiliate

Operating revenues - MIDI

  6.

PT Pos Indonesia (Persero)

Affiliate

Operating revenues - MIDI

  7.

PSN

Affiliate

Operating revenues - MIDI

  8.

CSM

Affiliate

Operating revenues - MIDI

  9.

Telkomsel (Note 37)

Affiliate

Operating revenues -

international calls and cellular

10.

Ministry of Communications

Government agency

Operating revenues - MIDI,

and Information Technology

concession fee, frequency fee

and USO

11.

Jiwasraya

Affiliate

Long-term prepaid pension

12.

Kopindosat

Affiliate

Personnel expense,

administration and general

expenses

13.

Directorate General of Customs

and Excise

Government agency

Other current liabilities

14.

PT Industri Telekomunikasi

Indonesia (Persero)

Affiliate

Procurement payable

15.

Optus

Affiliate

Operating revenues -

international calls

16.

PT NexWave

Affiliate

Procurement payable

17.

PT SCS Astra Graphia

Technologies

Affiliate

Procurement payable

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

18.

Comnet

Affiliate

Leased circuits - rent of

transmission channel

19.

PT Angkasa Pura (Persero)

Affiliate

Operating revenues - MIDI

20.

LKBN Antara

Affiliate

Operating revenues - MIDI

21.

PLN

Affiliate

Utilities expense

22.

UGBDN

Affiliate

Rent expense

31.

EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

2006

2007

Numerator for basic earnings per share - net income

927,169

1,445,130

Dilutive effect of convertible bonds (Note 17)

(9,436

)

-

Numerator for diluted earnings per share

917,733

1,445,130

Denominator - weighted-average number of shares

outstanding during the period (including effect of

exercise of ESOP)

5,389,955,295

5,433,933,500

Basic earnings per share

172.02

265.95

Diluted earnings per share

170.27

265.95

Basic earnings per ADS (50 B shares per ADS)

8,600.90

13,297.27

Diluted earnings per ADS

8,513.36

13,297.27

32.

DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS

At the Company’s Annual Stockholders’ General Meeting held on June 29, 2006, the stockholders resolved to, among others:

a.

Approve the utilization of 2005 net income as follows:

•

Rp16,235 for reserve fund

•

Rp149.32 per share for dividend distribution

•

Remaining amount for reinvestment and working capital.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

32.

DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS (continued)

b.

Pay the dividend on August 8, 2006, except the dividend for the Government which will be paid in accordance with the prevailing laws and regulations.

At the Company’s Annual Stockholders’ General Meeting held on June 5, 2007, the stockholders resolved to, among others:

a.

Approve the utilization of 2006 net income as follows:

•

Rp14,101 for reserve fund

•

Rp129.75 per share for dividend distribution

•

Remaining amount for reinvestment and working capital.

b.

Pay the dividend on July 13, 2007, except the dividend for the Government which will be paid in accordance with the prevailing laws and regulations.

33.

DERIVATIVES

During 2006 and 2007, the Company entered into several swap and currency forward contracts and a loan agreement containing embedded derivative. Listed below is information related to the contracts and their fair values as of September 30, 2006 and 2007:

                  Fair Value (Rp)

Notional

             2006

2007

Amount

(US$)

Receivable

Payable

ReceivablePayable

Cross Currency Swaps:

a.

Standard Chartered Bank, Jakarta

Branch (“StandChart”)

25,000

-

8,431

-5,277

b.

Goldman Sachs International (“GSI”)

100,000

-

8,697

6,826-

c.

GSI

25,000

-

23,311

-30,469

d.

GSI

75,000

5,336

-

10,371-

e.

Merrill Lynch Capital Market Bank

Limited (“MLCMB”)

25,000

-

6,854

-7,425

f.

MLCMB

25,000

-

32,101

-37,910

g.

StandChart

25,000

-

19,665

-23,109

h.

MLCMB

25,000

-

8,137

-14,699

i.

StandChart

25,000

-

2,752

-7,345

j.

StandChart

25,000

7,197

-

3,071-

k.

The Hongkong and Shanghai Banking

Corporation Limited, Jakarta

Branch (“HSBC”)

25,000

3,637

-

-5,701

Sub-total

16,170

109,948

20,268131,935

Currency Forward Contracts:

l.

Goldman Sachs Capital Market (“GSCM”***)

10,000

-

-

-

-

m.

StandChart

2,000

-

-

232-

n.

JPMorgan

3,000 or 6,000

-

-

-912

o.

StandChart

1,500 or 3,000

-

-

142-

p.

JPMorgan (****)

3,000 or 6,000

-

-

--

q.

StandChart

1,500 or 3,000

-

-

221-

r.

GSCM

(*****)

10,000

-

-

--

Sub-total

-

-

595

912

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33.

DERIVATIVES (continued)

                  Fair Value (Rp)

Notional

             2006

2007

Amount

(US$)

Receivable

Payable

ReceivablePayable

Interest Rate Swaps:

s.

GSCM

(*)

25,000

-

3,160

--

t.

  GSCM

(**)

25,000

-

1,154

--

Sub-total

-

4,314

--

Embedded Derivative:

u.

  GSI (Note 16)

50,000

-

-

-64,817

Total

16,170

114,262

20,863197,664

(*)

contract entered into in March 2006 and terminated in October 2006

(**)

contract entered into in July 2006 and terminated in June 2007

(***)

contract entered into in January 2007 and terminated in June 2007

(****)

contract entered into in May 2007 and terminated in August 2007

(*****)contract entered into in May 2007 and terminated in July 2007

The net changes in fair value of the swap and currency forward contracts and embedded derivative, swap cost or income and termination cost or income amounting to Rp238,808 and Rp5,742 in 2006 and 2007, respectively, were charged or credited to  “Loss on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses) in  the  consolidated  statements  of income.

The following are the details of the contracts:

Cross Currency Swap Contracts

a.

On April 23, 2004, the Company entered into a cross currency swap contract with StandChart which is effective starting April 13, 2004. Based on the contract, the Company will swap at the termination date on November 5, 2008, a total of Rp214,625 for US$25,000. The contract provides for the Company to make semi-annual payments, every May 5 and November 5, up to the termination date, at 6-month U.S. dollar LIBOR plus 2.60% per annum. Total swap cost amounting to Rp7,721 and Rp9,188 in 2006 and 2007, respectively, was charged to “Loss on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses).

b.

On May 13, 2005, the Company entered into a cross currency swap contract with GSI. Based on the contract which is effective starting May 5, 2005, the Company will swap at the termination date on November 5, 2010, a total of Rp832,250 for US$100,000. Based on the contract, the Company will make semi-annual payments every May 5 and November 5 up to the termination date, at (i) fixed rate of 6.96% per annum for US$50,000 and (ii) 6-month U.S. dollar LIBOR plus 2.62% per annum for US$50,000 and will receive (i) semi-annual payments in the amount of 6-month U.S. dollar LIBOR per annum multiplied by US$11,750 during the period May 13, 2005 through May 13, 2008 and (ii) the amount of US$11,750 on May 13, 2008. Total swap cost amounting to Rp29,817 and Rp31,331 in 2006 and 2007, respectively, was charged to “Loss on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33.

DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

c.

On May 13, 2005, the Company entered into a cross currency swap contract with GSI which is effective starting May 5, 2005. Based on the contract, the Company will swap at the termination date on November 5, 2010, a total of Rp245,000 for US$25,000. The contract provides for the Company to make semi-annual payments every May 5 and November 5 up to the termination date, at the fixed rate of 4.30% of US$25,000 per annum. Total swap cost amounting to Rp4,656 and Rp4,924 in 2006 and 2007, respectively, was charged to “Loss on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses).

d.

On August 22, 2005, the Company entered into a cross currency swap contract with GSI which is effective starting June 22, 2005. Based on the contract, the Company will swap at the termination date on June 22, 2012, a certain rupiah amount equivalent to US$75,000 multiplied by certain predetermined exchange rate for US$75,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to the termination date at the fixed rate of 3.28% of US$75,000 per annum. Total swap cost amounting to Rp11,622 and Rp11,163 in 2006 and 2007, respectively, was charged to “Loss on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses).

e.

On September 20, 2005, the Company entered into a cross currency swap contract with MLCMB which is effective starting September 22, 2005. Based on the contract, the Company will receive, at the termination date on June 22, 2012, the following:

•

If the IDR/USD spot rate at termination date is less than Rp9,500 to US$1 (in full amounts), the Company will receive zero amount from MLCMB.

•

If the IDR/USD spot rate at termination date is greater than Rp9,500 but is less than or equal to Rp14,000 to US$1 (in full amounts), the Company will receive a certain U.S. dollar amount which is equal to US$25,000 multiplied by (1 -  Rp9,500 divided by IDR/USD spot rate) (in full amount).

•

If the IDR/USD spot rate at termination date is greater than Rp14,000 to US$1 (in full amounts), the Company will receive a certain US$ amount which is equal to US$25,000 multiplied by (Rp14,000 - Rp9,500) divided by IDR/USD spot rate (in full amounts).

The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to the termination date at the fixed rate of 2.99% of US$25,000 per annum. Total swap cost amounting to Rp3,493 and Rp3,327 in 2006 and 2007, respectively, was charged to “Loss on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses).

b.

On November 16, 2005, the Company entered into a cross currency swap contract with MLCMB which is effective starting November 18, 2005. Based on the contract, the Company will swap at  the termination date on June 22, 2012, a total of Rp245,000 for US$25,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to the termination date at the fixed rate of 5.50% of US$25,000 per annum. Total swap cost amounting to Rp6,425 and Rp6,120 in 2006 and 2007, respectively, was charged to “Loss on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33.

DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

c.

On January 11, 2006, the Company entered into a cross currency swap contract with StandChart which is effective starting January 13, 2006. Based on the contract, the Company will swap at the termination date on June 22, 2012, a total of Rp236,250 for US$25,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to and including the termination date at the fixed rate of 4.78% of US$25,000 per annum. Total swap cost amounting to Rp5,304 and Rp5,423 in 2006 and 2007, respectively, was charged to “Loss on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses).

d.

On March 1, 2006, the Company entered into a cross currency swap contract with MLCMB which is effective starting March 3, 2006. Based on the contract, the Company will swap at the termination date on June 22, 2012, a total of Rp229,975 for US$25,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to the termination date at the fixed rate of 4.15% of US$25,000 per annum. Total swap cost amounting to Rp4,578 and Rp4,669 in 2006 and 2007, respectively, was charged to “Loss on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses).

e.

On March 15, 2006, the Company entered into a cross currency swap contract with StandChart which is effective starting March 17, 2006. Based on the contract, the Company will swap at the termination date on June 22, 2012, a total of Rp228,550 for US$25,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to and including the termination date at the fixed rate of 3.75% of US$25,000 per annum. Total swap cost amounting to Rp2,360 and Rp4,255 in 2006 and 2007, respectively, was charged to “Loss on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses).

f.

On May 12, 2006, the Company entered into a cross currency swap contract with StandChart. Based on the contract, the Company will swap at the termination date on June 22, 2012, a total of Rp217,500 for US$25,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to and including the termination date at the fixed rate of 3.45% of US$25,000 per annum. Total swap cost amounting to Rp918 and Rp3,914 in 2006 and 2007, respectively, was charged to “Loss on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses).

g.

On August 8, 2006, the Company entered into a cross currency swap contract with HSBC. Based on the contract, the Company will swap at the termination date on November 5, 2010, a total of Rp225,000 for US$25,000. The contract provides for the Company to make semi-annual payments every May 5 and November 5 up to and including the termination date at the fixed rate of 4.00% of US$25,000 per annum. Total swap cost amounting to Rp4,617 in 2007 was charged to “Loss on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses).

All cross-currency swap contracts with GSI (Notes 33b, 33c and 33d) are structured to include credit-linkage with the Company as the reference entity and with the Company’s (i) bankruptcy, (ii) failure to pay on certain debt obligations or (iii) restructuring of certain debt obligations as the relevant credit events. Upon the occurrence of any of these credit events, the Company’s obligations and those of GSI under these swap contracts will be terminated without any further payments or settlements being made by or owed to either party, including a payment by either party of any marked-to-market value of the swap contracts.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33.  DERIVATIVES (continued)

Currency Forward Contracts

h.

On January 2, 2007, the Company and GSCM entered into a currency forward contract with notional amount of US$10,000 and IDR/USD fixing rate of Rp8,955 to US$1 (in full amounts). Based on the contract:

•

If the IDR/USD spot rate is lower than Rp9,600 to US$1 (in full amounts), the Company will buy US$10,000 at Rp8,955 to US$1 (in full amounts) on the respective settlement dates.

•

If the IDR/USD spot rate is at or higher than Rp9,600 to US$1 (in full amounts), there will be no cash flow on the respective settlement dates.

The contract provides that the settlement dates are on May 4, 2007, June 6, 2007 and July 5, 2007.

On June 8, 2007, the Company early terminated its currency forward contract with GSCM. Based on the termination confirmation, the Company was entitled to receive termination settlement in the amount of US$76 (equivalent to Rp688). The full settlement received on June 12, 2007 was credited to “Loss on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses).

m.

On February 15, 2007, the Company and StandChart entered into a currency forward contract with notional amount of US$2,000 and IDR/USD fixing rate of Rp8,950 to US$1 (in full amounts). Based on the contract:

•

If the IDR/USD spot rate is lower than Rp9,215 to US$1 (in full amounts), the Company will buy US$2,000 at Rp8,950 to US$1 (in full amounts) on the respective settlement dates.

•

If the IDR/USD spot rate is at or higher than Rp9,215 to US$1 (in full amounts), there will be no cash flow on the respective settlement dates.

The contract provides that the settlement dates will be every month starting March 20, 2007 to February 20, 2008.

n.

On April 24, 2007, the Company and JPMorgan entered into a currency forward contract with notional amount of US$3,000 or US$6,000 depending on the spot rate on the settlement date. Based on the contract:

•

If the IDR/USD spot rate is lower than the ceiling rate of Rp9,250 to US$1 (in full amounts), the Company will buy USD principal at the strike rate of Rp8,960 to US$1 (in full amounts) on the respective settlement dates, whereas:

-    If the strike rate is less than the spot rate, the Company will buy US$3,000.

-    If the strike rate is at or higher than the spot rate, the Company will buy US$6,000.

•

If the IDR/USD spot rate is at or higher than the ceiling rate of Rp9,250 to US$1 (in full amounts), there will be no cash flow on the respective settlement dates.

The contract provides that the settlement dates will be every month starting May 25, 2007 to April 28, 2008.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33.

DERIVATIVES (continued)

Currency Forward Contracts (continued)

n.

On May 1, 2007, the Company and StandChart entered into a currency forward contract with notional amount of US$1,500 or US$3,000 depending on the spot rate on the settlement date. Based on the contract:

•

If the IDR/USD spot rate is at or higher than Rp9,225 to US$1 (in full amounts), there will be no obligation between the Company and StandChart on the respective settlement dates.

•

If the IDR/USD spot rate is higher than Rp8,985 and lower than Rp9,225 to US$1 (in full amounts), the Company has the right to buy US$1,500 at Rp8,985 to US$1 (in full amounts) on the respective settlement dates.

•

If the IDR/USD spot rate is at or lower than Rp8,985 to US$1 (in full amounts), the Company is obliged to buy US$3,000 at Rp8,985 to US$1 (in full amounts) on the respective settlement dates.

The contract provides that the settlement dates will be every month starting June 4, 2007 to December 28, 2007.

n.

On May 3, 2007, the Company and JPMorgan entered into a currency forward contract with notional amount of US$3,000 or US$6,000 depending on the spot rate on the settlement date. Based on the contract:

•

If the current difference between the IDR/USD spot rate on a monthly fixing date and Rp8,960 to US$1 (in full amounts), accumulated with the differences that resulted from the previous monthly fixing dates over the period from June 25, 2007 to December 24, 2007, was at or less than Rp600 (in full amount), then cash flow on the monthly fixing date would be determined as follows:

-

If the monthly spot rate was higher than Rp8,960 to US$1 (in full amounts), the Company would buy US$3,000 at Rp8,960 to US$1 (in full amounts).

-

If the monthly spot rate was at or lower than Rp8,960 and higher than Rp8,925 to US$1 (in full amounts), the Company would buy US$6,000 at Rp8,960 to US$1 (in full amounts).

-

If the monthly spot rate was at or lower than Rp8,925 to US$1 (in full amounts), the Company would buy US$6,000 at Rp9,057 to US$1 (in full amounts).

•

On the first monthly fixing date where the current difference between the IDR/USD spot rate and Rp8,960 to US$1 (in full amounts), accumulated with the differences that resulted from the previous monthly fixing dates over the period from June 25, 2007 to December 24, 2007, was higher than Rp600 (in full amount),  there would be no cash flow on that monthly fixing date. In addition, there would be no cash flow for all the subsequent monthly fixing dates.

The contract provided that the settlement dates would be every month starting June 27, 2007 to December 28, 2007.

On August 24, 2007, this contract was automatically terminated since the accumulated difference between the IDR/USD spot rate and Rp8,960 to US$1 (in full amounts) was higher than Rp600 (in full amount).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33.

DERIVATIVES (continued)

Currency Forward Contracts (continued)

n.

On May 4, 2007, the Company and StandChart entered into a currency forward contract with notional amount of US$1,500 or US$3,000 depending on the spot rate on the settlement date. Based on the contract:

•

If the IDR/USD spot rate is at or higher than Rp9,225 to US$1 (in full amounts), there will be no obligation between the Company and StandChart on the respective settlement dates.

•

If the IDR/USD spot rate is higher than Rp8,950 and lower than Rp9,225 to US$1 (in full amounts), the Company has the right to buy US$1,500 at Rp8,950 to US$1 (in full amounts) on the respective settlement dates.

•

If the IDR/USD spot rate is at or lower than Rp8,950 to US$1 (in full amounts), the Company is obliged to buy US$3,000 at Rp8,950 to US$1 (in full amounts) on the respective settlement dates.

The contract provides that the settlement dates will be every month starting June 8, 2007 to December 28, 2007.

o.

On May 10, 2007, the Company and GSCM entered into a currency forward contract with notional amount of US$10,000 and IDR/USD fixing rate of Rp8,790 to US$1 (in full amounts). Based on the contract:

•

If the IDR/USD spot rate was lower than Rp9,400 to US$1 (in full amounts), the Company would buy US$10,000 at Rp8,790 to US$1 (in full amounts) on the respective settlement dates.

•

If the IDR/USD spot rate was at or higher than Rp9,400 to US$1 (in full amounts), there would be no cash flow on the respective settlement dates.

The contract provided that the settlement dates would be every month starting August 20, 2007 to November 20, 2007.

On July 5, 2007, the Company early terminated this currency forward contract with GSCM. Based on the termination confirmation, the Company was entitled to receive termination settlement in the amount of US$335 (equivalent to Rp3,014), which was subsequently received on  July 10, 2007.

Interest Rate Swap Contracts

s.

On March 15, 2006, the Company entered into an interest swap contract with GSCM with a notional amount of US$25,000. Based on the contract which was effective starting
December 22, 2005, the Company agreed to pay at the fixed rate of 4.90% of US$25,000 per annum, in quarterly intervals, every March 22, June 22, September 22 and December 22 up to the termination date on June 22, 2012, in exchange for 7.125% per annum times certain index located in the pre-determined quarter range up to 2012. The swap income arising from this transaction amounting to Rp3,860 in 2006 was credited to “Loss on Change in Fair Value of Derivatives - Net”, which is presented under  Other Income (Expenses).

On October 16, 2006, the Company early terminated the contract. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$380 (equivalent to Rp3,498), which was made on October 20, 2006. The payment was charged to “Loss on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33.

DERIVATIVES (continued)

Interest Rate Swap Contracts (continued)

t.

On July 18, 2006, the Company entered into an interest swap contract with GSCM with a notional amount of US$25,000. Based on the contract which is effective starting December 22, 2006, the Company agreed to pay at the fixed rate of 5.90% of US$25,000 per annum, in semi-annual intervals, every June 22 and December 22 up to the termination date on June 22, 2012, in exchange for 7.125% per annum times certain index located in the pre-determined semi-annual range up to 2012.

The contract provided early termination option for GSCM starting on June 22, 2007 and semi-annually thereafter with five (5) New York business days’ prior notice.

On June 22, 2007, GSCM took the early termination option for this contract. The swap income arising from this transaction amounting to Rp1,386 in 2007 was credited to “Loss on Change in Fair Value of Derivatives - Net”, which is presented under  Other Income (Expenses).

34.

COMMITMENTS AND CONTINGENCIES

a.

As of September 30, 2007, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement and installation of property and equipment amounting to US$477,423 and Rp2,888,008 (Note 41f).

The significant commitments on capital expenditures are as follows:

•

On June 29, 2007, the Company entered into Palapa D Satellite In-Orbit Delivery Agreement with Thales Alenia Space. The total contract price under this agreement amounted to US$217,600. As of September 30, 2007, the Company has issued a purchase order (PO) amounting to US$29,085, which has been served and paid.

•

On May 16, 2007, the Company entered into Supply of GSM Cellular Infrastructure Agreement with PT Nokia Networks, Nokia Siemens Networks Oy, and Nokia Siemens Networks GmbH & Co. KG. The total contract price that refers to the issued POs amounted to US$36,456 and Rp299,096 as of September 30, 2007. The issued POs that have not been served amounted to US$30,033 and Rp247,168 as of September 30, 2007.

•

On April 20, 2007, the Company entered into Telecommunications Equipment Supply and Service Agreement with PT Alcatel Indonesia and Alcatel Shanghai Bell Co. Ltd. The total contract price that refers to the issued POs amounted to US$12,057 and Rp360,306 as of September 30, 2007. The issued POs that have not been served amounted to US$2,782 and Rp272,448 as of September 30, 2007.

•

On April 3, 2007, the Company entered into Supply of GSM Infrastructure Agreement with PT Ericsson Indonesia and Ericsson AB. The total contract price that refers to the issued POs amounted to US$95,992 and Rp271,726 as of September 30, 2007. The issued POs that have not been served amounted to US$68,105 and Rp265,072 as of September 30, 2007.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

34.

COMMITMENTS AND CONTINGENCIES (continued)

•

On September 29, 2006, the Company entered into WCDMA/HSDPA Radio Access Network Development Project Agreement with PT Ericsson Indonesia and Ericsson AB. The total contract prices under this agreement amounted to US$55,220 and Rp216,039. As of September 30, 2007, the Company has issued several POs totalling US$33,170 and Rp115,690. The issued POs that have not been served amounted to US$13,168 and Rp42,114 as of September 30, 2007.

•

On September 25, 2006, the Company entered into Single Intelligent Network Agreement with PT Ericsson Indonesia and Ericsson AB. The total contract prices under this agreement amounted to US$67,091 and Rp92,364. As of September 30, 2007, the Company has issued several POs totalling US$29,668 and Rp74,372. The issued POs that have not been served amounted to US$22,707 and Rp64,753 as of September 30, 2007.

•

On July 28, 2005, the Company entered into Agreements for the Supply and Installation of PDH and SDH Microwave Radio Equipment for West Java, Central Java, Bali and Nusa Tenggara Islands with PT Alcatel Indonesia, Alcatel CIT, and Alcatel Italy. The total contract price that refers to the issued POs amounted to US$41,562 and Rp195,095 as of September 30, 2007. The issued POs that have not been served amounted to US$56 and Rp65,963 as of  September 30, 2007.

b.

On July 20, 2005, the Company obtained facilities from HSBC to fund the Company’s short-term working capital needs. These facilities were amended on May 14, 2007 to extend the maturity date to February 28, 2008. The facilities consist of the following:

•

Overdraft facility amounting to US$2,000 (including overdraft facility denominated in rupiah amounting to Rp16,000). Interest will be charged on daily balances at 3.75% per annum and 6% per annum below the HSBC Best Lending Rate for the loan portions denominated in rupiah and U.S. dollar, respectively. Interest is payable on a monthly basis by debiting the Company’s current account.

•

Revolving loan facility amounting to US$5,000 (including revolving loan denominated in rupiah amounting to Rp40,000). The loan matures within a maximum period of six months and can be drawn in tranches with minimum amounts of US$500 (subsequently amended to US$500 and Rp500 for loans denominated in U.S. dollar and rupiah, respectively). Interest will be charged on daily balances at 3% per annum and 6.3% (subsequently amended to 6%) per annum below the HSBC Term Lending Rate for the loan portions denominated in rupiah and U.S. dollar, respectively. Interest is payable on a monthly basis by debiting the Company’s current account.

Based on the loan/overdraft facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The Company also obtained treasury facilities from HSBC as follows:

•

Currency swap limit (weighted) amounting to US$7,000 to facilitate the Company’s requirement for hedging genuine foreign currency and international rate exposure through currency swap and/or interest rate swap with a maximum maturity of 5 years.

•

Exposure risk limit (weighted) amounting to US$3,000 to facilitate the Company’s requirement for hedging genuine foreign currency exposures through spot and forward transactions with a maximum maturity of 3 months.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

34.

COMMITMENTS AND CONTINGENCIES (continued)

Subsequent to the above-mentioned May 14, 2007 amendment, the treasury facilities from HSBC were amended to become exposure risk limit (weighted)/facility foreign exchange option (“FX option”) totalling US$21,000 to facilitate the Company’s requirement for hedging genuine foreign currency exposures through spot, forward, currency swap and interest rate swap transactions with maximum maturity of 5 years, and FX option with a maximum maturity of 1 year.

As of September 30, 2007, the Company has not used the facilities.

a.

On August 25, 2005, the Company obtained facilities from Deutsche Bank AG (Jakarta Branch) to finance the Company’s general working capital. The facilities consist of the following:

•

Loan facility amounting to Rp25,000, which can be drawn as advances with a minimum amount of Rp100 for each advance. Each advance matures within a maximum period of six months and bears interest as follows:

-

The interest on each advance with maturity of three months or less shall be payable at 1.7% per annum over Certificates of Bank Indonesia rates.

-

The interest on each advance with maturity of over three months but less than six months is payable at 2.5% per annum over three-month Certificates of Bank Indonesia rates.

Based on the loan facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

•

Bank guarantee facility amounting to US$2,000. The loan from the facility matures at the maximum period of one year. The Company is required to pledge its cash deposit/cash margin/current account in Deutsche Bank AG (Jakarta Branch) for the issuance of bank guarantee.

The facilities expired on November 30, 2005 and were extended for 12 months. The facilities shall be automatically extended for further 12-month periods upon expiration, unless early notification of non-extension is made in writing.

As of September 30, 2007, the facilities have not been terminated and the Company has not used these facilities.

a.

On January 23, 2007, the Company obtained a credit facility of US$10,000 or its IDR equivalent from StandChart to fund the Company’s short-term working capital needs. The credit facility is a revolving loan that will be available until December 31, 2007. After the full amount of the facility is drawn, this credit facility continues to become available for a period of one up to six months that can be further rolled over. The revolving loan bears interest at SIBOR plus 1.25% per annum, and at the prevailing annual rate of one-month Certificate of Bank Indonesia plus 1.70% per annum for the portions of the revolving loan denominated in U.S. dollar and rupiah, respectively.

Based on the credit facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

As of September 30, 2007, the Company has not used this facility.

b.

On April 27, 2007, the Company joined Asia-America Gateway Consortium (“AAG”) by signing Construction & Maintenance Agreement (“C&MA”). AAG is a sea cable consortium which consists of 19 member companies. The Company has committed to invest US$5,000 (as of September 30, 2007, the Company has paid the amount of US$453) for voting interest of 0.9031%, as a member of the consortium. The capital cost incurred in connection with the engineering, provision, construction and installation of AAG shall be borne by the members in the proportions of their voting interests.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

34.

COMMITMENTS AND CONTINGENCIES (continued)

c.

On May 25, 2007, the Company and other six telecommunication operators signed a memorandum of understanding on the construction of national optical fiber network Palapa Ring for the eastern part of Indonesia (“Palapa Ring Project Phase I”) wherein the Company will share 10% of the total project cost of Rp3,000,000. In addition, they also agreed to equally bear the cost of preparation and implementation (“Preparation Cost”) of Palapa Ring Project Phase I up to the amount of Rp2,000. If the preparation cost exceeds Rp2,000, there will be further discussion among them.

d.

In 1994 and 1998, the Company was appointed as a Financial Administrator (“FA”) and Central Billing Party (“CBP”), respectively, by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collected and distributed funds from the sale of APCN’s Indefeasible Right of Use (“IRU”) and Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”) service, while as a CBP, the Company managed funds from the members of the consortium for upgrading the APCN cable.

The funds received from the sale of IRU and DUC, OCU services and funds received for upgrading the APCN cable did not belong to the Company and, therefore, were not recorded in the Company’s books. However, the Company managed these funds in separate accounts. On       April 25, 2005, the Company was discharged as the CBP.

As of September 30, 2007, the balance of the funds (including interest earned) which are under the Company’s custody amounted to US$7,875. Besides receiving their share of the funds from the sale of IRU, the members of the consortium also received their share of the interest earned by the above funds.

h.

Based on letters No. S-5341/LK/2002 and No. S-5327/LK/2002, both dated December 4, 2002, of the Ministry of Finance (“MOF”) of the Republic of Indonesia, the Company was fined 2% interest per month as penalty (for a maximum period of 24 months) for the late payment of the Government’s dividends. The Company paid the dividends in accordance with the payment schedule approved in its Stockholders’ Annual General Meeting.

The penalties amounted to Rp20,633 and Rp38,096 for the dividends from the Company’s net income in 1999 and 2000, respectively. However, on December 1, 2003, the MOF through its letter No. S-6287/LK/2003 increased the penalty for the dividend from the Company’s net income in 2000 from Rp38,096 to Rp42,902.

After several letters issued by the Company and responded to by the Ministry of State-owned Enterprises and the MOF, it was confirmed that the Company’s total penalties amounted to Rp63,535 for the dividends from the Company’s net income in 1999 and 2000.

Based on a Circular Resolution dated September 18, 2006 of the Company’s Board of Directors, after carefully considering the input made by the Government of Indonesia at the Company’s Stockholders’ Annual General Meeting held on June 29, 2006, the Board of Directors agreed to amicably settle such dividend penalties in such amount and terms of payment acceptable to the MOF.

In 2006, the Company accrued the penalty in the amount of Rp20,633 (Note 15) representing its estimate of the penalty it will pay to the Government and pertaining to the dividend from the Company’s 1999 net income.

Based on its letter No. S-416/MK.02/2007 dated September 12, 2007, the MOF decided to release the Company from its obligation to pay penalty for late payment of dividend declared from its 2000 net income and required the Company to pay immediately the penalty for late payment of dividend declared from its 1999 net income amounting to Rp20,633.

On September 24, 2007, the Company paid the penalty amounting to Rp20,633.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

34.

COMMITMENTS AND CONTINGENCIES (continued)

i.

The Company has committed to pay annual radio frequency fee over the 3G license period, provided the Company holds the 3G license (Note 1a). The amount of annual payment is based on the payment scheme set out in Regulation No. 7/PER/M.KOMINFO/2/2006 dated February 8, 2006 of the Ministry of Communications and Information Technology.

35.

TARIFF SYSTEM

a.

International telecommunications services

The service rates (“tariffs”) for overseas exchange carriers are set based on the international telecommunications regulations established by the International Telecommunications Union (“ITU”). These regulations require the international telecommunications administrations to establish and revise, under mutual agreement, accounting rates to be applied among them, taking into account the cost of providing specific telecommunications services and relevant recommendations from the Consultative Committee on International Telegraph and Telephone (“CCITT”). The rates are divided into terminal shares payable to the administrations of terminal countries and, where appropriate, into transit shares payable to the administrations of transit countries.

The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right (“SDR”) or the Gold Franc, which is equivalent to 1/3.061 SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as collection rates, are established in a decision letter of the Ministry of Communications, which rates are generally higher than the accounting rates. During the period 1996 to 1998, the Ministry of Communications made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

Based on Decision Letter No. 09/PER/M.KOMINFO/02/06 dated February 28, 2006 from the Ministry of Communications and Information Technology, the collection rates are set by tariff formula known as price cap formula which already considers customer price index starting January 1, 2007.

b.

Cellular services

Tariffs for cellular providers are set on the basis of Regulation No. KM.27/PR.301/MPPT-98 dated February 23, 1998 of the Ministry of Tourism, Posts and Telecommunications (subsequently renamed “Ministry of Communications” and most recently as “Ministry of Communications and Information Technology”). Under this regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges

The maximum tariff for connection fee is Rp200,000 per new connection number. The maximum tariff for monthly charges is Rp65,000. Usage charges consist of the following:

1.

Airtime

The maximum airtime tariff charged to the originating cellular subscriber is Rp325 per minute. The details of the tariff system are as follows:

a.

Cellular to cellular

: 2 times airtime rate

b.

Cellular to PSTN

: 1 time airtime rate

c.

PSTN to cellular

: 1 time airtime rate

d.

Card phone to cellular

: 1 time airtime rate plus 41% surcharge

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

35.

TARIFF SYSTEM (continued)

b.

Cellular services (continued)

2.

Usage

a.

Usage tariff charged to a cellular subscriber who makes a call to another subscriber using PSTN network is similar to the usage tariff of PSTN, which is applied on a time differentiation basis. For the use of local PSTN network, the tariff is computed at 50% of the prevailing local PSTN tariff.

b.

Long-distance usage tariff between two different service areas without using PSTN network is similar to the prevailing tariff on domestic long-distance call (“SLJJ”) for a PSTN subscriber.

The maximum tariff for active roaming is Rp1,000 per call and is charged to in-roaming cellular subscriber who makes a call.

Tariffs for prepaid customers are also regulated by the Ministry of Communications in its Decree No. KM.79 Year 1998 dated December 14, 1998, and are typically higher than tariffs for post-paid subscribers. Cellular operators are allowed to set their own tariffs. However, the maximum usage tariffs for prepaid customers may not exceed 140% of peak time tariffs for post-paid subscribers.

Regulation No. KM.27/PR.301/MPPT-98 dated February 23, 1998 and Decree No. KM.79 Year 1998 of the Ministry of Tourism, Posts and Telecommunications were subsequently superseded by Regulation No. 12/PER/M.KOMINFO/02/2006 dated February 28, 2006 of the Ministry of Communications and Information Technology regarding basic telephony tariff for cellular mobile network service.

Under the new regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges

•

Additional facilities fee

The cellular providers should implement the new tariffs referred to as “floor price”. For usage charges, the floor price should be the originating fee plus termination fee (total interconnection fee), while for connection fee and monthly charges, the floor price depends on the cost structure of each cellular provider.

The implementation of the new tariffs for a dominant operator has to be approved by the Government. A dominant operator is an operator that has a revenue of more than 25% of total industry revenue for a certain segment.

As of September 30, 2007, the Company has fully adopted the new cellular tariff system.

c.

Fixed telecommunication services

In February 2006, the Ministry of Communications and Information Technology released Regulation No. 09/PER/M.KOMINFO/02/2006 regarding basic telephony tariff for fixed network service.

As of September 30, 2007, the Company has fully adopted the new fixed telecommunication tariff system.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

36.

INTERCONNECTION TARIFFS

Interconnection tariffs among domestic telecommunications operators are regulated by the Ministry of Communications through its Decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The decree was updated several times with the latest update being decree No. KM.37 Year 1999 dated June 11, 1999. This decree, along with Decree No. KM.46/PR.301/MPPT-98 dated February 27, 1998, prescribed interconnection tariff structures between mobile cellular telecommunications network and PSTN, mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN, and between two domestic PSTNs.

Based on the decree of the Ministry of Communications, the interconnection tariff arrangements are as follows:

1.

Structure of Interconnection Tariff

a.

Between international and domestic PSTN

Based on Decision Letter No. KM.37 Year 1999 dated June 11, 1999 of the Ministry of Communications, the interconnection tariffs are as follows:

Tariff

Basis

Access charge

Rp850 per call

Number of successful outgoing

and incoming calls

Usage charge

Rp550 per paid minute

Duration of successful outgoing

and incoming calls

Based on a letter from the Ministry of Communications, the access and usage charges to be paid by an international telecommunications carrier to a domestic carrier for the next ten years up to 2004 are not to exceed 25% of the international telecommunications carrier’s international telecommunications revenue.

b.

Between domestic PSTN and another domestic PSTN

Interconnection charges for domestic telecommunication traffic (local and long-distance) between a domestic PSTN and another domestic PSTN are based on agreements made by those domestic PSTN telecommunications carriers.

c.

Between cellular telecommunications network and domestic PSTN

Based on the Ministry of Tourism, Posts and Telecommunications Decree
No. KM.46/PR.301/MPPT-98 (“Decree No. 46”) dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to a PSTN subscriber, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.
For local calls from the PSTN to a cellular subscriber, the cellular operator receives the airtime charged by the PSTN operator to its subscribers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

36.

INTERCONNECTION TARIFFS (continued)

1.

Structure of Interconnection Tariff (continued)

c.

Between cellular telecommunications network and domestic PSTN (continued)

(2)

SLJJ

For SLJJ which originates from the PSTN to a cellular subscriber, the cellular operator receives a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the prevailing SLJJ tariff plus the airtime charges in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff plus the airtime charges in cases where the entire long-distance portion is carried by the cellular operator.

For SLJJ which originates from a cellular telecommunications network to a PSTN subscriber, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff in cases where the entire long-distance portion is carried by the cellular operator.

d.

Between cellular telecommunications network and another cellular telecommunications network

Based on Decree No. 46, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to another, the “origin” cellular operator pays the airtime to the “destination” cellular operator. If the call is carried by a PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.

(2)

SLJJ

For SLJJ which originates from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 85% of the tariff in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, and to 100% if the call is delivered to the same cellular operator.

e.

Between international PSTN and cellular telecommunications network

Starting from 1998, the interconnection tariff for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariff applied to traffic made through domestic PSTN as discussed in “a” above. However, as agreed mutually with the cellular telecommunications operators, the Company (including Satelindo until it was merged - Note 1e) still applied the original contractual sharing agreements regarding the interconnection tariffs (Note 37).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

36.

INTERCONNECTION TARIFFS (continued)

1.

Structure of Interconnection Tariff (continued)

f.

Between international gateway exchanges

Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

2.

Universal Service Obligation (“USO”)

On September 30, 2005, the Ministry of Communications and Information Technology issued Regulation No. 15/PER/M.KOMINFO/9/2005, which set forth the basic policy underlying the USO program and requiring telecommunication operators in Indonesia to contribute 0.75% of annual gross revenue (after deducting bad debt and interconnection charges) for USO development.

The Ministry of Communications and Information Technology also issued Regulation No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007, which gives guidance on USO provisioning, such as on auction mechanism, tariff, USO area and technical requirements.

Currently, all operators and the Government are working together to amend the USO tariff. However, as of September 30, 2007, such amendment has not yet been finalized.

3.

Revenue Sharing

Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by this decree, is to be proportionally shared with each carrier, which proportion is to be bilaterally arranged between the carriers.

KM.37 Year 1999 and Decree No. 46 were subsequently superseded by Decree No. 32 Year 2004 of the Ministry of Communications which provides cost-based interconnection to replace the current revenue-sharing arrangement. Under the new decree, the operator of the network on which calls terminate will determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which will be intended to have the effect of requiring that operators charge for calls based on the cost of carrying such calls.

The effective date of this decree, which was originally set to start on January 1, 2005, was subsequently postponed until January 1, 2007 based on Regulation No. 08/PER/M. KOMINFO/02/2006 dated February 8, 2006 of the Ministry of Communications and Information Technology (Note 37).

The implementation of interconnection billing between operators starts from the time they sign their interconnection agreements. All interconnection agreements will be based on Reference Interconnection Offer (“RIO”). All operators have to publish their RIO and a dominant operator is required to obtain an approval of its RIO from the Government. The Directorate General of Posts and Telecommunications issued Decree No. 278/DIRJEN/2006 on August 4, 2006, which approved the RIO of the Company and two other dominant telecommunications operators (Telkom and Telkomsel).

The decree has been implemented since January 1, 2007 as agreed by all operators and approved by the Government.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

37.

INTERCONNECTION AGREEMENTS WITH OTHER CELLULAR TELECOMMUNICATIONS OPERATORS

The Company, Satelindo and IM3 have interconnection agreements with each of PT Excelcomindo Pratama or “Excelcom”, Komselindo and Telkomsel. The principal matters covered by the agreements are as follows:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with mobile cellular telecommunications operators’ networks to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•

The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators’ revenues from the related services that are made through the Company’s and Satelindo’s international gateway exchanges.

•

Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with the above operators’ network, enabling the above operators’ customers to make calls/send short message services (“SMS”) to or receive calls/SMS from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

On December 8, 2006, the Company entered into a memorandum of understanding with Telkomsel applying the new interconnection rates under cost-based regime to comply with Regulation No. 08/PER/M.KOMINFO/02/2006 of the Ministry of Communications and Information Technology (Note 36).

As of September 30, 2007, the latest agreement with Komselindo was signed on July 6, 2004, while the latest agreement with Excelcom was signed on July 1, 2004. The Company (including Satelindo and IM3 until they were merged - Note 1e) and the above operators still continue their business under the agreements by applying the original compensation formula, except for interconnection fee. On December 27 and 28, 2006, the Company entered into a memorandum of understanding with each of Komselindo and Excelcom, respectively, applying the new interconnection rates under cost-based regime effective January 1, 2007 (Note 36).

Net interconnection revenues (charges) from (to) the operators are as follows:

2006

2007

Excelcom

(25,352

)

9,958

Komselindo

1,006

7,261

Telkomsel

(25,961

)

4,652

Net

revenues (charges)

(50,307

)

21,871

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

38.

ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The Companies’ monetary assets and liabilities denominated in various foreign currencies as of  September 30, 2007 (converted to equivalent U.S. dollar if currency is other than U.S. dollar) are as follows:

Amount in

Equivalent

U.S. Dollar

Rupiah *

Assets:

Cash and cash equivalents

232,201

2,121,618

Accounts receivable

Trade

119,754

1,094,192

Others

293

2,677

Derivative assets

2,283

20,863

Other current assets

459

4,194

Due from related parties

586

5,354

Non-current assets - others

1,286

11,750

Total assets

356,862

3,260,648

Liabilities:

Accounts payable - trade

14,415

131,710

Procurement payable

310,348

2,835,650

Accrued expenses

37,872

346,036

Deposits from customers

1,563

14,281

Derivative liabilities

21,633

197,664

Other current liabilities

81

740

Due to related parties

8

73

Loans payable (including current maturities)

30,400

277,765

Bonds payable (including current maturities)

550,000

5,025,350

Other non-current liabilities

10,283

93,956

Total liabilities

976,603

8,923,225

Net liabilities position

619,741

5,662,577

*

translated using the average of the buying and selling rates prevailing at balance sheet date as published by Bank Indonesia

39.

SEGMENT INFORMATION

The Companies manage and evaluate their operations in three major reportable segments: cellular, fixed telecommunication and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Companies operate in one geographical area only, so no geographical information on segments is presented.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total costs incurred during the period to acquire segment assets that are expected to be used for more than one year.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

39.

SEGMENT INFORMATION (continued)

Consolidated information by industry segment follows:

Major Segments

Fixed

Segment

Cellular

Telecommunication

MIDI

Total

2006

Operating revenues

Revenues from external customers

6,641,420

817,173

1,413,351

8,871,944

Inter-segment revenues

(139,073

)

139,073

224,570

224,570

Total operating revenues

6,502,347

956,246

1,637,921

9,096,514

Inter-segment revenues elimination

(224,570

)

Operating revenues - net

8,871,944

Income

Operating income

1,616,169

441,419

389,369

2,446,957

Gain on foreign exchange - net

175,916

Interest income

168,587

Financing cost

(946,444

)

Income tax expense

(418,092

)

Loss on change in fair value of derivatives - net

(238,808

)

Amortization of goodwill

(169,880

)

Equity in net loss of associated company

(98)

Others - net

(61,446

)

Income before minority interest in net income

of subsidiaries

956,692

Other Information

Segment assets

29,873,728

1,564,665

3,700,834

35,139,227

Unallocated assets

5,049,091

Inter-segment assets elimination

(6,355,306

)

Assets - net

33,833,012

Segment liabilities

19,898,070

719,347

975,938

21,593,355

Unallocated liabilities

2,716,415

Inter-segment liabilities elimination

(5,195,735

)

Liabilities - net

19,114,035

Capital expenditure

4,238,955

277,036

400,598

4,916,589

Depreciation and amortization

2,152,433

135,503

360,587

2,648,523

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

39.

SEGMENT INFORMATION (continued)

Major Segments

Fixed

Segment

Cellular

Telecommunication

MIDI

Total

2007

Operating revenues

Revenues from external customers

9,146,449

1,165,308

1,568,223

11,879,980

Inter-segment revenues

(129,812

)

129,812

274,967

274,967

Total operating revenues

9,016,637

1,295,120

1,843,190

12,154,947

Inter-segment revenues elimination

(274,967

)

Operating revenues - net

11,879,980

Income

Operating income

2,378,088

494,771

331,552

3,204,411

Interest income

151,155

Financing cost

(1,028,623

)

Income tax expense

(596,968

)

Amortization of goodwill

(169,880

)

Loss on foreign exchange - net

(26,170

)

Loss on change in fair value  of derivatives - net

(5,742)

Others - net

(55,250

)

Income before minority interest in net income

of subsidiaries

1,472,933

Other Information

Segment assets

33,897,566

1,568,419

4,130,526

39,596,511

Unallocated assets

8,121,636

Inter-segment assets elimination

(6,455,705

)

Assets - net

41,262,442

Segment liabilities

25,014,483

860,250

989,532

26,864,265

Unallocated liabilities

3,523,367

Inter-segment liabilities elimination

(5,070,168

)

Liabilities - net

25,317,464

Capital expenditure

5,055,040

256,653

441,288

5,752,981

Depreciation and amortization

2,524,014

146,167

383,680

3,053,861

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2007 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

40.

ECONOMIC CONDITIONS

The operations of the Companies have been affected and may continue to be affected for the foreseeable future by the economic conditions in Indonesia that may contribute to volatility in currency values and negatively impact economic growth. Economic improvements and sustained recovery are dependent upon several factors, such as fiscal and monetary actions being undertaken by the Government and others, actions that are beyond the control of the Companies.

41.

SUBSEQUENT EVENTS

a.

On October 18, 2007, Moody’s Investors Service upgraded the rating of the Company’s Guaranteed Notes 2010 and 2012 from Ba1 to Ba2 (Note 17).

b.

On October 24, 2007, the Company made the second loan drawdown amounting to Rp800,000 from its five-year credit facility from BCA (Note 16).

c.

On November 1, 2007, the Company obtained a five-year credit facility from DBS with a maximum amount of Rp500,000.

d.

On November 6, 2007, the Company paid in full the Second Indosat Bonds Series A and C totaling Rp875,000 (Note 17).

e.

On November 6, 2007, the Company paid in full the Syari’ah Mudharabah Bonds amounting to Rp175,000 (Note 17).

f.

As of November 9, 2007, the average buying and selling rate of bank notes published by Bank Indonesia is Rp9,120 to US$1 (in full amounts), while as of September 30, 2007, the average buying and selling rate was Rp9,137 to US$1 (in full amounts). Using the exchange rate as of            November 9, 2007, the Companies earned foreign exchange gain amounting to approximately Rp10,536 on the foreign currency liabilities, net of foreign currency assets, as of September 30, 2007 (Note 38).

The translation of the foreign currency liabilities, net of foreign currency assets, should not be construed as a representation that these foreign currency liabilities and assets have been, could have been, or could in the future be converted into rupiah at the rate as of September 30, 2007 or at any other rate of exchange.

The commitments for the capital expenditures denominated in foreign currencies as of      September 30, 2007 as disclosed in Note 34a are approximately Rp4,354,098 if translated at the rate as of November 9, 2007.

42.

COMPLETION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The management of the Company is responsible for the preparation of the accompanying consolidated financial statements that were completed on November 9, 2007.

101